Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2022 Q3

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

Caution regarding forward-looking statements

The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

This document contains forward-looking statements about expected events and our financial and operating performance. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our plans and expectations regarding the impact of the COVID-19 pandemic and responses to it, our expectations regarding trends in the telecommunications industry including demand for mobile data and ongoing internet subscriber base growth, and our financing plans including our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements. Updates to the assumptions on which our 2022 outlook is based are presented in Section 9 Update to general trends, outlook and assumptions, and regulatory developments and proceedings in this Management’s discussion and analysis (MD&A).

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•	The COVID-19 pandemic including its impacts on our customers, suppliers and vendors, our team members and our communities, as well as changes resulting from the pandemic to our business and operations, including changes to the demand for and supply of the products and services that we offer and the channels through which we offer them.

•	Regulatory decisions and developments including: changes to our regulatory regime (the timing of announcement or implementation of which are uncertain) or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in this MD&A, such as the potential for government to allow consolidation of competitors in our industry or conversely for government intervention intended to further increase competition, for example, through mandated wholesale access; the potential for additional government intervention on pricing; federal and provincial consumer protection legislation; a new policy direction to the CRTC; the introduction into Parliament of new federal privacy legislation that could expand consumer privacy rights, create significant administrative monetary penalties and a privacy right of action and implement a new regulatory regime for the use of artificial intelligence in the private sector, with significant enforcement powers; amendments to existing federal legislation; potential threats to unitary federal regulatory authority over communications in Canada; potential threats to the CRTC’s ability to enforce competitive safeguards such as the Standstill Rule and the Wholesale Code, which aims to ensure the fair treatment by vertically integrated firms of rival broadcasting distributors and programming services; regulatory action by the Competition Bureau or other regulatory agencies; spectrum and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination, use and transfer of spectrum licences, the cost and availability of spectrum and timing of spectrum allocation, and ongoing and future consultations and decisions on spectrum licensing and policy frameworks, auctions and allocation; draft legislation permitting the government to restrict the use in telecommunications networks of equipment made by specified companies, including potentially Huawei and ZTE; draft legislation imposing new cybersecurity reporting requirements; the Minister of Innovation, Science and Industry’s request to telecommunications service providers, including TELUS, to improve network resiliency; restrictions on non-Canadian ownership and control of the common shares of TELUS Corporation (Common Shares) and the ongoing monitoring of and compliance with such restrictions; unanticipated changes to the current copyright regime; and our ability to comply with complex and changing regulation of the healthcare and medical devices industry in the jurisdictions in which we operate, including as an operator of health clinics. The jurisdictions in which we operate, as well as the contracts that we enter into (particularly contracts entered into by TELUS International (Cda) Inc. (TELUS International or TI)), require us to comply with or facilitate our clients’ compliance with numerous, complex and sometimes conflicting legal regimes, both domestically and internationally. See TELUS International’s financial performance which impacts our financial performance below.

•	Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience that is differentiated from our competitors, including through the deployment and operation of evolving network infrastructure; intense competition, including the ability of industry competitors to successfully combine a mix of new service offerings and, in some cases, under one bundled and/or discounted monthly rate, along with their existing services; the success of new products, services and supporting systems, such as home automation, security and Internet of Things (IoT) services for internet-connected devices; continued intense competition across all services among telecommunications companies, cable companies, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rates for all services, as do market conditions, government actions, customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; consolidation, mergers and acquisitions of industry competitors; subscriber additions, losses and retention volumes; our ability to obtain and offer content on a timely basis across multiple devices on mobile and TV platforms at a reasonable cost as content costs per unit continue to grow; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; TI’s ability to compete with professional services companies that offer consulting services, information technology companies with digital capabilities, and traditional contact centre and business process outsourcing companies that are expanding their capabilities to offer higher-margin and higher-growth digital services; in our TELUS Health business, our ability to compete with other providers of employee and family assistance programs, benefits administration, electronic medical records and pharmacy management products, claims adjudicators, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions and related services, global providers that could achieve expanded Canadian footprints, and in the provision of virtual healthcare services, preventative health services and personal emergency response services; and in our TELUS Agriculture & Consumer Goods business, our ability to compete with focused software and IoT competitors.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

•	Technological substitution including: reduced utilization and increased commoditization of traditional fixed voice services (local and long distance) resulting from impacts of OTT applications and mobile substitution; a declining overall market for TV services, including as a result of content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only mobile and/or internet-based telephone services; potential decline in ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services, and self-installed technology solutions.

•	Challenges to our ability to deploy technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our ability to streamline our legacy systems; the roll-out, anticipated benefits and efficiencies, and the evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre-to-the-premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and our ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies; our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for products such as network equipment, TELUS TV® and mobile handsets; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data, and our ability to utilize spectrum we acquire; deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; and our deployment of self-learning tools and automation, which may change the way we interact with customers.

•	Capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer mobile technologies, including wireless small cells to improve coverage and capacity; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability, including to address changes in usage resulting from restrictions imposed in response to the COVID-19 pandemic; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the announcement of a second consultation on the auctioning of the 3800 MHz spectrum, which the Minister of Innovation, Science and Industry stated is expected to take place in 2023, and the millimetre wave spectrum auction, which is expected to commence in 2024. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or by changes to our regulatory environment.

•	Operational performance and business combination risks including: our reliance on legacy systems and our ability to implement and support new products and services and business operations in a timely manner; our ability to manage the requirements of large enterprise deals; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability in a timely manner to successfully complete and integrate acquisitions into our operations and culture, complete divestitures or establish partnerships and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent in new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings; and our ability to effectively manage the growth of our infrastructure and integrate new team members.

•	Data protection including risks that malfunctions or unlawful acts could result in unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.

•	Security threats including intentional damage, or unauthorized access or attempted access, to our physical assets or our IT systems and networks, or those of our customers or vendors, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.

•	Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process automation and outsourcing; offshoring and reorganizations; procurement initiatives; and real estate rationalization.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

•	Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations and exposure to various economic, international trade, political and other risks of doing business globally. See also TELUS International’s financial performance which impacts our financial performance.

•	Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; technical disruptions and infrastructure breakdowns; supply chain disruptions, delays and rising costs, including as a result of government restrictions or trade actions; natural disaster threats; extreme weather events; epidemics; pandemics (including the ongoing COVID-19 pandemic); political instability in certain international locations; information security and privacy breaches, including loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•	TELUS International’s financial performance which impacts our financial performance. Factors that may affect TI’s financial performance are described in TI’s public filings available on SEDAR and EDGAR and may include: intense competition from companies offering similar services; attracting and retaining qualified team members to support its operations; TI’s ability to grow and maintain profitability if changes in technology or if client expectations outpace service offerings and internal tools and processes; TI maintaining its culture as it grows; effects of economic and geopolitical conditions on its clients’ businesses and demand for its services; a significant portion of TI’s revenue being dependent on a limited number of large clients; continued consolidation in many of the verticals in which TI offers services could result in the loss of a client; adverse impacts of the COVID-19 pandemic on TI’s business and financial results; TI’s business being adversely affected if certain independent contractors were classified as employees, and the costs associated with defending, settling or resolving any future lawsuits (including demands for arbitration) relating to the independent contractor classification; TI’s ability to successfully identify, complete, integrate and realize the benefits of acquisitions and manage associated risks; cyberattacks or unauthorized disclosure resulting in access to sensitive or confidential information and data of its clients or their end customers, which could have a negative impact on its reputation and client confidence; TI’s business not developing in ways it currently anticipates due to negative public reaction to offshore outsourcing, proposed legislation or otherwise; ability to meet client expectations regarding its content moderation services being adversely impacted due to factors beyond its control and its content moderation team members suffering adverse emotional or cognitive effects in the course of performing their work; and TI’s short history operating as a separate, publicly traded company. TELUS International’s primary functional and reporting currency is the U.S. dollar and the contribution to our consolidated results of positive results in our digitally-led customer experiences – TELUS International (DLCX) segment may be offset by any strengthening of the Canadian dollar (our reporting currency) compared to the U.S. dollar, the European euro, the Philippine peso and other currencies where TI operates. The price of the subordinate voting shares of TI (TI Subordinate Voting Shares) may be volatile and is likely to fluctuate due to a number of factors beyond its control, including actual or anticipated changes in profitability; general economic, social or political developments; changes in industry conditions; changes in governance regulation; inflation; low trading volume; the general state of the securities markets; and other material events. TI may choose to publicize targets or provide other guidance regarding its business and it may not achieve such targets. Failure to do so could also result in a reduction in the trading price of the TI Subordinate Voting Shares. A reduction in the trading price of the TI Subordinate Voting Shares due to these or other factors could result in a reduction in the fair value of TI multiple voting shares held by TELUS.

•	Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry (including retention of team members leading recent acquisitions in emerging areas of our business), the level of our employee engagement and impact on engagement or other aspects of our business or any unresolved collective agreements including the future outcome of collective bargaining for an agreement with the Telecommunications Works Union, United Steelworkers Local 1944 which expired at the end of 2021, our ability to maintain our unique culture as we grow, the risk that certain independent contractors in our business could be classified as employees, unanticipated reaction to our COVID-19 vaccine policy or the reopening of our administrative offices and the health of our team.

•	Financing and debt requirements including: our ability to carry out financing activities, refinance our maturing debt, lower our net debt to EBITDA ratio to our objective range given the cash demands of spectrum auctions, and/or our ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

•	Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2025 and any further dividend growth programs. This program may be affected by factors such as the competitive environment, fluctuations in the Canadian economy or the global economy, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. Common Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of our Common Shares. There can be no assurance that our dividend growth program or our NCIB will be maintained, unchanged and/or completed.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

•	Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes or retroactive application of new legislation; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by us.

•	Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and exercise indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

•	Health, safety and the environment including: lost employee work time resulting from illness or injury; public concerns related to radio frequency emissions; environmental issues affecting our business, including climate-related risk (such as extreme weather events and other natural hazards), waste and waste recycling, risks relating to fuel systems on our properties, changing government and public expectations regarding environmental matters and our responses; and challenges associated with epidemics or pandemics, including the COVID-19 pandemic and our response to it, which may add to or accentuate these factors.

•	Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments and the ongoing COVID-19 pandemic, as well as public and private sector responses to the pandemic; expectations regarding future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns and factors affecting pension benefit obligations, funding and solvency discount rates; fluctuations in exchange rates of the currencies in the regions in which we operate; sovereign credit ratings and effects on the cost of borrowing; the impact of tariffs on trade between Canada and the United States; and global implications of the dynamics of trade relationships among major world economies.

•	Energy use including: our ability to identify, procure and implement solutions to reduce energy consumption and adopt cleaner sources of energy; our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements; our ability to continue to realize significant absolute reductions in energy use and the resulting greenhouse gas (GHG) emissions in our operations (including as a result of programs and initiatives focused on our buildings and network); and other risks associated with achieving our goals to achieve carbon neutrality and reduce our GHG emissions by 2030.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2021 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond our control or outside of our current expectations or knowledge. Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this MD&A.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

Management’s discussion and analysis (MD&A)

November 4, 2022

Contents

Section		Description
1.	Introduction	1.1 Preparation of the MD&A 1.2 The environment in which we operate 1.3 Consolidated highlights
2.	Core business and strategy
3.	Corporate priorities for 2022
4.	Capabilities

4.1 Principal markets addressed and competition

4.2 Operational resources

4.3 Liquidity and capital resources

4.4 Changes in internal control over financial reporting and limitations on scope of design

5.	Discussion of operations

5.1 General

5.2 Summary of consolidated quarterly results and trends

5.3 Consolidated operations

5.4 TELUS technology solutions segment

5.5 Digitally-led customer experiences – TELUS International segment

6.	Changes in financial position
7.	Liquidity and capital resources

7.1 Overview

7.2 Cash provided by operating activities

7.3 Cash used by investing activities

7.4 Cash provided (used) by financing activities

7.5 Liquidity and capital resource measures

7.6 Credit facilities

7.7 Sale of trade receivables

7.8 Credit ratings

7.9 Financial instruments, commitments and contingent liabilities

7.10 Outstanding share information

7.11 Transactions between related parties

8.	Accounting matters	8.1 Critical accounting estimates and judgments 8.2 Accounting policy developments
9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings	9.1 Communications industry regulatory developments and proceedings
10.	Risks and risk management
11.	Definitions and reconciliations	11.1 Non-GAAP and other specified financial measures 11.2 Operating indicators

Copyright © 2022 TELUS Corporation. All rights reserved. The symbols TM and ® indicate trademarks owned by TELUS Corporation or its subsidiaries used under license. All other trademarks are the property of their respective owners.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

1.	Introduction

The forward-looking statements in this section, including, for example, statements relating to the expected impact of the COVID-19 pandemic on our operations and financial condition, are qualified by the Caution regarding forward-looking statements at the beginning of this Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections are a discussion of our consolidated financial position and financial performance for the three-month and nine-month periods ended September 30, 2022, and should be read together with our September 30, 2022 condensed interim consolidated statements of income and other comprehensive income, statements of financial position, statements of changes in owners’ equity and statements of cash flows, and the related notes (collectively referred to as the interim consolidated financial statements). The generally accepted accounting principles (GAAP) that we use are International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian GAAP. In this MD&A, the term IFRS refers to these standards. In our discussion, we also use certain non-GAAP and other specified financial measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures, as required by National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure, in Section 11.1. All currency amounts are in Canadian dollars, unless otherwise specified.

Additional information relating to the Company, including our annual information form and other filings with securities commissions or similar regulatory authorities in Canada, is available on SEDAR (sedar.com). Our information filed with or furnished to the Securities and Exchange Commission in the United States, including Form 40-F, is available on EDGAR (sec.gov). Additional information about our TELUS International (Cda) Inc. (TELUS International or TI) subsidiary, including discussion of its business and results, can be found in its public filings available on SEDAR and EDGAR.

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This MD&A and the interim consolidated financial statements were reviewed by our Audit Committee and authorized by our Board of Directors (Board) for issuance on November 4, 2022.

In this MD&A, unless otherwise indicated, results for the third quarter of 2022 (three-month period ended September 30, 2022) and the nine-month period ended September 30, 2022 are compared with results for the third quarter of 2021 (three-month period ended September 30, 2021) and the nine-month period ended September 30, 2021.

1.2 The environment in which we operate

The success of our business and the challenges we face can best be understood with reference to the environment in which we operate, including broader economic factors that affect our customers and us, and the competitive nature of our operations.

COVID-19

The COVID-19 pandemic, which emerged in the first quarter of 2020, continued to have a global impact into 2022. Since the beginning of the pandemic, we have focused relentlessly on keeping Canadians connected and on the health, safety and well-being of our team members, customers and communities.

We expect the pandemic to continue to affect our operations and we expect it to continue to do so for at least the first quarter of 2023 and possibly thereafter. Whether this occurs will depend on both domestic and international factors, such as rates of vaccination, including booster doses, as well as the potential proliferation of COVID-19 variants of concern.

We are committed to prioritizing the health and safety of team members and customers and the significant majority of team members have continued to work remotely during the pandemic.

With respect to TELUS International’s operations, we currently expect that a majority of team members will return to traditional work environments in offices and delivery locations over time when it has been deemed safe to do so by local governments and healthcare officials. However, the extent and timing of such return is expected to vary significantly by geography and practices within each office and delivery location.

Economic estimates

Our estimates regarding our environment, including economic growth, unemployment and housing starts, form an important part of the assumptions on which our targets are based. The extent of the impact these estimates will have on us and the timing of that impact will depend upon the actual experience of specific sectors of the Canadian economy.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

	Economic growth			Unemployment			Housing starts
	(Percentage points)			(Percentage points)			(000s of units)
	Estimated gross domestic product (GDP) growth rate		Our estimated GDP growth rates[1]	Unemployment rates		Our estimated annual unemployment rates[1]	Seasonally adjusted annual rate of housing starts[2]		Our estimated annual rate of housing starts on an unadjusted basis[1]
				For the month of			For the month of
				September	September		September	September
	2022		2022	2022[3]	2021[3]	2022	2022	2021	2022
Canada	3.3	[4]	3.2	5.2	6.9	5.4	300	251	258
B.C.	3.2	[5]	2.9	4.3	5.9	4.9	54	36	39
Alberta	4.9	[5]	4.7	5.5	8.1	5.8	41	26	37
Ontario	3.5	[5]	3.1	5.8	7.3	5.7	136	101	87
Quebec	2.7	[5]	3.4	4.4	5.7	4.5	50	63	61

1	Assumptions are as of October 31, 2022 and are based on a composite of estimates from Canadian banks and other sources.
2	Source: Statistics Canada. Table 34-10-0158-01 Canada Mortgage and Housing Corporation, housing starts, all areas, Canada and provinces, seasonally adjusted at annual rates, monthly (x 1,000).
3	Source: Statistics Canada Labour Force Survey, September 2022 and September 2021, respectively.
4	Source: Bank of Canada Monetary Policy Report, October 2022.
5	Source: British Columbia Ministry of Finance, First Quarterly Report, September 2022; Alberta Ministry of Treasury Board and Finance, 2022 – 23 First Quarter Fiscal Update and Economic Statement, August 2022; Ontario Ministry of Finance, 2022 – 23 First Quarter Finances, August 2022; and Ministère des Finances du Quebec, Budget 2022 – 2023, March 2022, respectively.

TELUS technology solutions (TTech)

Across TTech, we are leveraging our leading technology and compassion to drive social change and enable remarkable human outcomes. Our long-standing commitment to putting our customers first across our range of solutions spanning mobile, data, IP, voice, television, entertainment, video and security over our award-winning networks has made us a distinct leader in customer service excellence and loyalty. The accolades we have earned over the years from independent, industry-leading network insight firms showcase the speed, reliability and expansiveness of our leading networks, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that matter most. The healthcare industry continues toward digitization of everyday functions within the healthcare ecosystem. We are helping Canadians and others live healthier lives by leveraging technology that enables access to health information and delivers improved health outcomes with solutions such as employer-focused healthcare. Additionally, we are creating innovative technology solutions to help feed the world, making data work for customers in the agriculture, food and consumer goods sectors. This efficient and effective collaboration helps ensure the quality and safety of food and consumer goods.

Digitally-led customer experiences – TELUS International (DLCX)

Technology is transforming the way businesses interact with their customers at an accelerating pace and scale and, across industries, customer experience has become a critically important competitive differentiator. DLCX clients and their customers have more information and choices than ever before and their expectations surrounding brand experiences and the speed at which companies must process and respond to customer interactions are changing rapidly. The proliferation of mobile devices, social media platforms and other methods of digital interaction has enabled customers to access information 24/7 and engage with companies through multiple digital channels. The COVID-19 pandemic has further accelerated the use of digital channels as the first, and sometimes only, points of customer interaction. Customers value a consistent and personalized experience across channels when interacting with the companies that serve them. Businesses face pressure to engage with their customers across digital and human channels, and seek to do so by combining technology with an authentic human experience that is capable of demonstrating a sincere commitment to customer satisfaction.

1.3 Consolidated highlights

LifeWorks Inc.

On September 1, 2022, we announced the completion of the $2.2 billion acquisition of LifeWorks Inc. (LifeWorks), a world leader in providing digital and in-person solutions that support the total well-being of individuals – mental, physical, financial and social – solidifying TELUS Health as one of the largest companies providing digital-first health and wellness services and solutions that empower individuals to live their healthiest lives. The LifeWorks acquisition immediately enables the opportunity for health services to operate and grow internationally through long-standing corporate relationships globally, with notable areas of focus in employee health and wellness programs, mental and physical health solutions, pensions and benefits management, and retirement solutions.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

This transaction will establish a compelling offering for employers to provide the best wellness experience for their employees in order to enhance talent acquisition and retention, while improving their business performance. It will also provide complementary end-to-end solutions supported by our robust infrastructure of leading networks and best-in-class customer experience. With LifeWorks being integrated within TELUS Health, our newly expanded organization will also be a global digital health and wellness leader, providing access to high-quality, proactive healthcare and mental wellness for employees by unifying digital-first solutions across the care continuum, as we are well-positioned to improve the lives and healthcare outcomes for people around the world. Additionally, this acquisition enables continued innovation and market share growth through our solid financial backing, along with significant cross-selling synergies between our respective organizations, including TELUS International.

Long-term debt issues

On September 8, 2022, we announced a three-tranche note offering of: $1.1 billion of senior unsecured 5.25% Sustainability-Linked Notes, Series CAG, maturing on November 15, 2032; $550 million of senior unsecured 5.65% Notes, Series CAH, maturing on September 13, 2052; and $350 million of senior unsecured 5.00% Notes, Series CAI, maturing on September 13, 2029. The net proceeds of the three-tranche offering will be used for the repayment of outstanding indebtedness, including the repayment of commercial paper and the reduction of cash amounts outstanding under an arm’s length securitization trust, and for other general corporate purposes.

The Series CAG notes were issued pursuant to our sustainability-linked bond framework announced on June 14, 2021, linking financing costs to our environmental performance, and the issuance was our third bond offering under the framework. Our second sustainability-linked note in Canada, and third globally, solidifies us as the largest sustainability-linked bond issuer in Canada, affirming our position as a leader in social capitalism.

WillowTree

On October 27, 2022, we announced a definitive agreement to acquire WillowTree, a full-service digital product provider focused on end user experiences, such as native mobile applications and unified web interfaces. WillowTree will be acquired through TELUS International and will be consolidated in our DLCX segment. Under the agreement, WillowTree will be acquired for a total agreed-upon enterprise value of US$1.2 billion (approximately $1.7 billion at financial position date foreign exchange rates), including US$210 million of assumed debt. As of November 4, 2022, our estimate of the total purchase consideration is US$1.0 billion to US$1.1 billion (approximately $1.4 billion to $1.5 billion at financial position date foreign exchange rates), and the assumption of debt of approximately US$210 million; purchase consideration is comprised of cash, US$125 million of TELUS International Subordinate Voting Shares and approximately US$200 million of provisions for written put options. The acquisition is anticipated to close in January 2023 and is subject to customary closing conditions, including regulatory approvals.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

Consolidated highlights

	Third quarters ended September 30				Nine-month periods ended September 30
($ millions, except footnotes and unless noted otherwise)	2022	2021	Change		2022	2021	Change
Consolidated statements of income
Operating revenues and other income	4,671	4,251	9.9%		13,354	12,386	7.8%
Operating income	796	692	15.0%		2,285	2,022	13.0%
Income before income taxes	762	498	53.0%		1,975	1,418	39.3%
Net income	551	358	53.9%		1,453	1,035	40.4%
Net income attributable to Common Shares	514	345	49.0%		1,367	1,011	35.2%
Adjusted Net income[1]	471	392	20.2%		1,307	1,099	18.9%

Earnings per share (EPS) ($)
Basic EPS	0.37	0.25	48.0%		0.99	0.76	30.3%
Adjusted basic EPS[1]	0.34	0.29	17.2%		0.95	0.83	14.5%
Diluted EPS	0.37	0.25	48.0%		0.99	0.75	32.0%
Dividends declared per Common Share ($)	0.3386	0.3162	7.1%		1.0046	0.9436	6.5%

Basic weighted-average Common Shares outstanding (millions)	1,398	1,361	2.7%		1,385	1,338	3.5%
Consolidated statements of cash flows
Cash provided by operating activities	1,300	1,309	(0.7)%		3,685	3,492	5.5%

Cash used by investing activities	(1,917)	(1,464)	30.9%		(4,554)	(3,477)	31.0%
Acquisitions	(1,022)	(311)	n/m		(1,502)	(461)	n/m
Capital expenditures[2]	(925)	(991)	(6.7)%		(2,812)	(2,589)	8.6%

Cash provided (used) by financing activities	1,675	(164)	n/m		1,586	1,001	58.4%
Other highlights
Telecom subscriber connections[3] (thousands)					17,670	16,615	6.3%
Earnings before interest, income taxes, depreciation and amortization[1] (EBITDA)	1,646	1,496	10.1%		4,808	4,408	9.1%
EBITDA margin[1] (%)	35.2	35.2	—	pts.	36.0	35.6	0.4	pts.
Restructuring and other costs	78	63	23.8%		146	142	2.8%
Adjusted EBITDA[1]	1,724	1,559	10.7%		4,954	4,552	8.9%
Adjusted EBITDA margin[1] (%)	36.9	36.6	0.3	pts.	37.1	36.7	0.4	pts.
Free cash flow[1]	331	203	63.1%		951	734	29.6%
Net debt to EBITDA – excluding restructuring and other costs[1] (times)					3.44	3.19	0.25

Notations	used in MD&A: n/m – not meaningful; pts. – percentage points.

1	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.
2	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.
3	The sum of active mobile phone subscribers, connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective January 1, 2022 on a prospective basis, following an in-depth review of our definition of a subscriber, we adjusted our connected devices subscriber base to remove 34,000 subscribers within a legacy reporting system. During the second quarter of 2022, we adjusted our cumulative security subscriber connections to add approximately 75,000 subscribers as a result of a business acquisition.

Operating highlights

•	Consolidated Operating revenues and other income increased by $420 million in the third quarter of 2022 and $968 million in the first nine months of 2022.

Service revenues increased by $379 million in the third quarter of 2022 and $940 million in the first nine months of 2022. TTech service revenue grew by $299 million in the third quarter of 2022 and $629 million in the first nine months of 2022, driven by higher mobile network revenues, growth in health services revenues, increased data service revenues and growth in agriculture and consumer goods service revenues. Increased DLCX revenues resulted from growth from both expanded services for existing clients and growth from new clients.

Equipment revenues increased by $15 million in the third quarter of 2022 due to higher-value smartphones in the sales mix, partly offset by lower mobile handset contract volumes. Equipment revenues decreased by $48 million in the first nine months of 2022, largely due to lower mobile handset contract volumes and a greater mix of bring-your-own-device customer additions, partly offset by higher-value smartphones in the sales mix.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

Other income increased by $26 million in the third quarter of 2022 and $76 million in the first nine months of 2022, largely resulting from the reversal of provisions for contingent consideration related to business acquisitions, a gain on acquisition of control of LifeWorks, decreases in provisions arising from business acquisition-related written put options, and higher gains on investments.

For additional details on Operating revenues and other income, see Section 5.4 TELUS technology solutions segment and Section 5.5 Digitally-led customer experiences – TELUS International segment.

•	Operating income increased by $104 million in the third quarter of 2022 and $263 million in the first nine months of 2022. The increases were driven by growth in mobile network revenue; increased contribution from DLCX; growth in internet and data service revenues; and contribution from the acquisition of LifeWorks on September 1, 2022. This was partly offset by higher employee benefits expense; higher non-labour-related restructuring costs; higher costs related to the scaling of our digital capabilities; bad debt expense returning to pre-pandemic levels driven by macroeconomic pressures compared to the prior period which saw historically low bad debt expense; higher external labour; and lower legacy fixed voice and legacy fixed data services revenues. (See Section 5.3 Consolidated operations for additional details.)

EBITDA, which includes restructuring and other costs and other equity losses related to real estate joint ventures, increased by $150 million in the third quarter of 2022 and $400 million in the first nine months of 2022.

Adjusted EBITDA, which excludes restructuring and other costs and other equity losses related to real estate joint ventures, increased by $165 million in the third quarter of 2022 and $402 million in the first nine months of 2022, reflecting the factors mentioned in the Operating income discussion above. (See Section 5.3 Consolidated operations for additional details.)

•	Income before income taxes increased by $264 million in the third quarter of 2022 and $557 million in the first nine months of 2022 as a result of lower Financing costs and higher Operating income. The decrease in Financing costs largely resulted from the virtual power purchase agreements unrealized change in forward element and capitalized long-term debt interest costs for 3500 MHz spectrum licences. (See Financing costs in Section 5.3.)

•	Income tax expense increased by $71 million in the third quarter of 2022 and $139 million in the first nine months of 2022. The effective tax rate decreased from 28.1 to 27.7% in the third quarter of 2022, primarily due to the impact of lower non-deductible amounts as well as higher non-taxable income in 2022. The effective tax rate decreased from 27.0 to 26.4% in the first nine months of 2022, primarily due to changes in non-deductible amounts related to TI’s initial public offering in the first quarter of 2021, as well as higher non-taxable income in the first nine months of 2022.

•	Net income attributable to Common Shares increased by $169 million in the third quarter of 2022 and $356 million in the first nine months of 2022, resulting from the after-tax impacts of lower Financing costs and higher Operating income.

Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, other equity losses related to real estate joint ventures, and virtual power purchase agreements unrealized change in forward element. Adjusted Net income increased by $79 million or 20.2% in the third quarter of 2022 and $208 million or 18.9% in the first nine months of 2022.

•	Basic EPS increased by $0.12 or 48.0% in the third quarter of 2022 and $0.23 or 30.3% in the first nine months of 2022 as a result of the after-tax impacts of lower Financing costs and higher Operating income, which were partially offset by the effect of a higher number of Common Shares outstanding.

Adjusted basic EPS excludes the effects of restructuring and other costs, income tax-related adjustments, other equity losses related to real estate joint ventures, and virtual power purchase agreements unrealized change in forward element. Adjusted basic EPS increased by $0.05 or 17.2% in the third quarter of 2022 and $0.12 or 14.5% in the first nine months of 2022.

•

Dividends declared per Common Share were $0.3386 in the third quarter of 2022, an increase of 7.1% from one year earlier. On November 3, 2022, the Board declared a fourth quarter dividend of $0.3511 per share on our issued and outstanding Common Shares, payable on January 3, 2023, to shareholders of record at the close of business on December 9, 2022. The fourth quarter dividend increased by $0.0237 per share or 7.2% from the $0.3274 per share dividend declared one year earlier, consistent with our multi-year dividend growth program described in Section 4.3 Liquidity and capital resources.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

•	During the 12-month period ending on September 30, 2022, our total telecom subscriber connections increased by 1,055,000 or 6.3%. This reflected an increase of 4.4% in mobile phone subscribers, 15.1% in connected device subscribers, 6.3% in internet subscribers, 4.9% in TV subscribers and 22.9% in security subscribers, partly offset by a decline of 2.9% in residential voice subscribers. (See Section 5.4 TELUS technology solutions segment for additional details.)

Liquidity and capital resource highlights

•	Cash provided by operating activities decreased by $9 million in the third quarter of 2022. For the first nine months of 2022, Cash provided by operating activities increased by $193 million, primarily driven by growth in EBITDA and lower income taxes paid, partly offset by other working capital changes. (See Section 7.2 Cash provided by operating activities.)

•	Cash used by investing activities increased by $453 million in the third quarter of 2022 and $1,077 million in the first nine months of 2022, largely attributable to greater cash payments for business acquisitions and greater cash payments for capital assets, excluding spectrum licences. Acquisitions increased by $711 million in the third quarter of 2022 and $1,041 million in the first nine months of 2022, primarily due to the acquisition of LifeWorks. Capital expenditures decreased by $66 million in the third quarter of 2022, mainly due a planned slowdown in fibre network investments due to approaching our current build target. Capital expenditures increased by $223 million in the first nine months of 2022, primarily due to accelerated investments in our 5G network; material purchases to support next generation services and to enable our internet, TV and security subscriber growth; increased capital spend to scale our health product offerings and capabilities and support business integration (including our LifeWorks acquisition); and enhanced product and digital development to continue our multi-year increase in system capacity and reliability. (See Section 7.3 Cash used by investing activities.)

•	Cash provided by financing activities increased by $1,839 million in the third quarter of 2022 and $585 million in the first nine months of 2022, primarily driven by greater issuances of long-term debt, net of redemptions and repayment. (See Section 7.4 Cash provided (used) by financing activities.)

•	Net debt to EBITDA – excluding restructuring and other costs ratio was 3.44 times at September 30, 2022, up from 3.19 times at September 30, 2021, as the effect of the increase in net debt exceeded the effect of the increase in EBITDA – excluding restructuring and other costs, notwithstanding the COVID-19 pandemic impacts that have reduced EBITDA. As at September 30, 2022, the acquisition of spectrum licences increased the ratio by approximately 0.46 and business acquisitions over the past 12 months increased the ratio by approximately 0.21, while business dispositions over the same period decreased the ratio by approximately 0.25. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

•	Free cash flow increased by $128 million in the third quarter of 2022, primarily attributable to higher EBITDA and lower capital expenditures. Free cash flow increased by $217 million in the first nine months of 2022, primarily driven by higher EBITDA and lower income taxes paid, partly offset by higher capital expenditures. The increase in capital expenditures was announced on March 25, 2021, to advance our fibre build and 5G coverage, which utilized proceeds from our first quarter 2021 equity offering. Our definition of free cash flow, for which there is no industry alignment, is unaffected by accounting standards that do not impact cash, such as IFRS 15 and IFRS 16.

2.	Core business and strategy

Our core business and our strategic imperatives were described in our 2021 annual MD&A.

3.	Corporate priorities for 2022

Our annual corporate priorities are used to advance our long-term strategic imperatives and address near-term opportunities and challenges. The following table provides a discussion of activities and initiatives that relate to our 2022 corporate priorities.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

Elevating our customers, communities and social purpose by honouring our brand promise, Let’s make the future friendly™

•      In September 2022, as part of our Indigenous Reconciliation Commitment, TELUS, in partnership with the Canadian Museum of Human Rights and Indigenous master carver Carey Newman, launched the Digital Witness Blanket. Supported by a $1 million commitment from TELUS and TELUS Friendly Future Foundation®, this dynamic artwork shares truths and memories of residential school Survivors.

•      Throughout the third quarter of 2022, we continued to leverage our Connecting for Good® programs to support marginalized individuals. In the first nine months of 2022, driven by our commitment to bridge digital divides, we have positively impacted 60,000 Canadians. Since we launched our programs, we have supported 320,000 individuals.

•      In the first nine months of 2022, we welcomed 13,000 new households to our Internet for Good® program, resulting in more than 44,000 households and 142,000 low-income family members and seniors, in-need persons with disabilities and youth leaving foster care all benefiting from subsidized internet since the launch of the program in 2016.

•      Our Mobility for Good® program offers free or subsidized smartphones and mobile phone rate plans to all youth aging out of foster care and to qualifying low-income seniors across Canada receiving the guaranteed income supplement. Throughout the first three quarters of 2022, we have added 9,000 youth, seniors and other marginalized Canadians to the program. Since we launched Mobility for Good in 2017, more than 37,500 individuals have benefited.

•      Our Health for Good® mobile health clinics, now serving 22 communities across Canada, supported 35,500 patient visits in the first nine months of 2022. Since the program’s inception, we have enabled over 131,000 cumulative patient visits, helping us bring primary and mental health care to individuals experiencing homelessness.

•      During the first three quarters of 2022, our Tech for Good™ program provided 1,300 Canadians with disabilities access to personalized one-on-one training, support and customized recommendations on mobile devices and/or access to discounted mobile plans. Since the program’s inception, we have provided 6,000 Canadians with disabilities with professional assistance to help them independently use or control their mobile device and/or the TELUS Wireless Accessibility Discount.

•      TELUS Friendly Future Foundation and TELUS Community Boards are directing all of their 2022 support to charitable initiatives that help youth and marginalized populations. During the first three quarters of the Foundation’s fiscal year, the Foundation has directly impacted the lives of 726,000 youth by granting $7.8 million to over 450 charitable organizations. Since its inception in 2018, the Foundation has approved $33.1 million in cash donations to our communities, making a positive impact on the lives of 13.4 million youth.

•       During the third quarter of 2022, the TELUS Pollinator Fund for Good™ closed an additional five investments in socially innovative startup companies, including Mycocycle and Limeloop, two circular economy solutions led by women. The fund’s total portfolio investment now includes 22 startup companies for which 40% are led by women and 60% by Indigenous and racialized founders.

•      As part of our unwavering commitment to put our customers and communities first, throughout September up to October 19, 2022, we enabled over $760,000 in community giving through cash and in-kind contributions from TELUS, our team members and customers as well as TELUS Friendly Future Foundation to support those impacted by Hurricane Fiona, Hurricane Ian, the flooding in Pakistan as well as the unrest protests in Iran.

•      Throughout the first three quarters of 2022, 90,000 individuals in Canada and beyond participated in virtual TELUS Wise® workshops and events to improve digital literacy and online safety, bringing our cumulative participation to over 538,000 individuals since the program launched in 2013.

•      During the quarter, we launched TELUS Wilderness Point and hosted our first-ever youth camp, a new summer adventure for Canadian youth focused on inclusivity, well-being and nature experiences. This new camp is a not-for-profit initiative to help more Canadian youth participate in safe and inclusive summer retreats with their peers.

•      In September 2022, we won the Loyalty360 Best in Class Award for our corporate social responsibility and social impact program excellence.

•      During the third quarter, driven by our commitment to give youth in need every opportunity to reach their full potential, we donated 17,000 backpacks filled with back-to-school essentials through our 17th annual Kits for Kids program. Since 2006, we have donated more than one million care items to local communities, including 200,000 Kits for Kids, 33,000 refurbished computers to local schools and 157,000 comfort kits to support displaced families.

•      Our renewable energy virtual power purchase agreements, including three solar facilities and one wind facility in Alberta produced 98 GWh in the third quarter of 2022 and 169 GWh in the first nine months of 2022.

Leveraging TELUS’ world-leading technology to drive superior growth across mobile, home and business services

•      We were recognized with various accolades from independent global analytics company Opensignal in the third quarter of 2022. These results make us Canada’s most awarded network by Opensignal for the 11th consecutive time.

•      In the Mobile Network Experience: Canada Report (August 2022), we earned the top spot in four categories (Excellent Consistent Quality, Core Consistent Quality, Games Experience and Voice App Experience), and tied for first in two categories (Video Experience and 4G Coverage Experience).

•      In the Canada 5G Experience Report (August 2022), we earned top recognition in the 5G Video Experience category, and tied for first in two categories (5G Voice App Experience and 5G Download Speed).

•      In the 5G Global Mobile Network Experience Awards 2022 released in September 2022, TELUS was noted as a 5G Global High Performer for 5G Reach.

•      We were named Canada’s Fastest Mobile Network by U.S.-based Ookla. This is the 10th consecutive time that our mobile network has earned top recognition from Ookla.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

Scaling our innovative digital capabilities in TELUS Health and TELUS Agriculture & Consumer Goods to build assets of consequence

TELUS Health

•      During the ongoing COVID-19 pandemic, TELUS Health MyCare™ and TELUS Health Virtual Care benefited from significant adoption. These solutions helped Canadians stay safe at home and avoid higher-risk environments such as clinics and emergency rooms wherever possible and, in turn, freed up healthcare system capacity to respond to the pandemic. Our two virtual care offerings provide millions of Canadians with the opportunity to seek primary care and mental healthcare, virtually, across the country and also reach Canadians who do not have access to a family doctor or those who seek medical care after-hours. During the quarter, we also launched TELUS Health MyCare Wellness, a subscription service that offers unlimited access to live, expert-led wellness workshops, as well as on-demand wellness content and exclusive members-only perks.

•      Our LivingWell Companion™ personal emergency response service (PERS) continues to support the health and well-being of seniors across Canada. With COVID-19 disproportionately impacting the elderly, LivingWell Companion helps seniors stay connected to emergency support and offers a remote caregiving solution to those who may be unable to physically support their elderly loved ones. It also includes TELUS Health Companion on Apple Watch (available in English and French across Canada), which is a 24/7 emergency monitoring service provided through TELUS Health’s LivingWell Companion national response service combined with Apple Watch’s Fall Detection capabilities.

•      Throughout the pandemic, the TELUS Healthy Living Network® has been providing Optik TV® customers with informative and compelling content related to COVID-19 prevention and well-being, and helping them to stay active and healthy at home with over 1,600 leading fitness, yoga, nutrition and mental health titles available for free, for rent or to own. It also includes leading mental health content from Calm, providing support to Canadians as they deal with the stresses brought on by the pandemic. We offer free content to all Optik TV and Pik TV® subscribers, as well as additional premium content via our Calm Optik TV theme pack, which includes guided meditations, breathing exercises and Calm’s Sleep Stories (bedtime stories for adults). We are Calm’s only Canadian telecom partner, and the first to bring Calm’s content to a TV service and offer subscriptions through redemptions of TELUS Rewards® loyalty points.

•      As described in Section 1.3, we announced the completion of the acquisition of LifeWorks Inc., expanding the global footprint of TELUS Health, now supporting corporate clients in more than 160 countries and covering more than 60 million lives and growing worldwide. This acquisition will significantly accelerate our vision of employer-focused healthcare, increasing access to high-quality, proactive healthcare and mental wellness for employees by unifying digital-first solutions across the care continuum.

•       In July, we announced the opening of a new mental health clinic in downtown Montreal. In response to a high number of individuals waiting for mental health support in Quebec, the new clinic is accepting new clients and offering appointments and individualized programming with trained and compassionate psychologists, counsellors and life coaches.

•      During the third quarter, we launched TELUS Health MyPet, a new virtual veterinary care service app that brings dog and cat owners virtual access to provincially licensed vets. TELUS Health MyPet vets provide care for anything from nutritional management and parasite control to behavioural challenges, and can prescribe certain medications. Without the need for leaving the comfort of home, TELUS Health MyPet ensures pet owners who live in remote areas, or whose pets do not travel well in vehicles, still have access to care. The initial launch was in B.C. with plans to expand into other provinces over time.

TELUS Agriculture & Consumer Goods

•      TELUS Agriculture is broadening its business strategy to deliver data insights and a wide range of integrated digital solutions to customers beyond the agricultural sector. In July, we evolved the name of our agriculture unit to TELUS Agriculture & Consumer Goods as a signal of our commitment, building a unified TELUS brand that fully supports our strategic intent to link producers to consumers.

Scaling our innovative digital capabilities in TELUS International to build an asset of consequence

•      In July, TELUS International (TI) officially opened its state-of-the-art of site in Ballina, Ireland that will support TI’s creation and enhancement of data to enable better AI via human intelligence, further strengthening TI’s global leadership in AI data solutions.

•      In August, TI opened its new site in the emerging business district of Pavia, Iloilo in the Philippines. This is TI’s eighth site in the Philippines and second site outside of Metro Manila.

•      In September, the global research and advisory firm Everest Group named TI a Leader in the category of Customer Experience Management (CXM) in the Americas – Service Provider Landscape with PEAK Matrix Assessment for 2022. Notably, TI was one of only six providers recognized as a Leader in this year’s edition (and out of 37 providers in total under consideration), ranked across the categories of market success, vision and strategy, service focus and capabilities, digital and technological solutions, domain investments and client feedback. Additionally, for the first time, Everest Group named TI a Star Performer in its 2022 Everest Group PEAK Matrix for CXM in Europe, the Middle East and Africa (EMEA).

•      During the Clinton Global Initiative September 2022 meeting, TI joined Everest Group’s Commitment to Action to grow the impact sourcing workforce from its current level of 350,000 full-time employees to half a million in three years by connecting marginalized individuals to new jobs working alongside service providers, governments, and non-governmental organizations (NGOs) in collaborative efforts.

•      As described in Section 1.3, we announced a definitive agreement to acquire WillowTree, which is anticipated to close in January 2023, subject to customary closing conditions, including regulatory approvals. WillowTree, a full-service digital product provider focused on end user experiences, brings key tech talent and diversity to TI’s portfolio of next-generation solutions, and further augments its digital consulting and innovative client-centric software development capabilities. Additionally, WillowTree will enhance TI’s ability to accelerate TELUS’ own ongoing digital transformation and support key product development across our business, particularly within health and agriculture and consumer goods.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

4.	Capabilities

The forward-looking statements in this section, including statements regarding our dividend growth program and our financial objectives in Section 4.3, are qualified by the Caution regarding forward-looking statements at the beginning of this MD&A.

4.1 Principal markets addressed and competition

For a discussion of our principal markets and an overview of competition, refer to Section 4.1 in our 2021 annual MD&A.

4.2 Operational resources

TELUS technology solutions (TTech)

From mid-2013 through September 30, 2022, we have invested more than $7.2 billion to acquire wireless spectrum licences in spectrum auctions and other private transactions. This has more than doubled our national spectrum holdings in support of our top priority to put customers first.

Mobile data consumption has been increasing rapidly and is expected to continue growing at a fast rate as the industry transitions to 5G. We have responded by investing in the coverage, capacity, performance and reliability of our network to ensure that we are able to support additional data consumption and growth in our mobile subscriber base in a geographically diverse country while maintaining the high quality of our network. This includes investments in wireless small cells connected directly to our fibre technology to improve coverage and capacity utilized in our 5G network launch.

As at September 30, 2022, our 4G LTE technology covered 99% of Canada’s population, consistent with September 30, 2021. We have continued to invest in the roll-out of our LTE advanced technology, which covered over 96% of Canada’s population at September 30, 2022, consistent with one year earlier. Furthermore, our 5G network, covered approximately 80% of Canada’s population at September 30, 2022, up from 64% at September 30, 2021.

We are continuing to invest in our urban and rural communities across B.C., Alberta and Eastern Quebec with commitments to deliver broadband technology capabilities to as many Canadians in these communities as possible, including expanding our fibre footprint by connecting more homes and businesses directly to fibre in these communities. In addition, we have increased broadband internet speeds, expanded our IP TV video-on-demand library and high-definition content, including 4K TV and 4K HDR capabilities, and enhanced the marketing of data products and bundles resulting in improved churn rates. Our fibre technology is also an essential component of our wireless access technology and has enabled our 5G deployment. Our home and business security integrates safety and security monitoring with smart devices.

As at September 30, 2022, 2.9 million households and businesses in B.C., Alberta and Eastern Quebec were covered with fibre-optic cable, which provides these premises with immediate access to our fibre-optic technology. This is up from more than 2.6 million households and businesses in the third quarter of 2021.

As of the end of the third quarter 2022, we have substantially completed migrating copper TV and internet customers within our PureFibre footprint. Going forward, we will continue to migrate any customers newly enabled with TELUS PureFibre®. In addition, we will progress to our next phase, focusing on targeted central office copper retirement to drive synergies and optimize assets.

We offer a variety of health and wellbeing products, solutions and services including virtual care (comprehensive primary care, mental health support, wellness offerings for employees and citizens), remote patient monitoring and personal emergency response services, medication management (virtual pharmacy, pharmacy management systems), health records management (personal health records, electronic medical records (EMR)), claims management solutions, and curation of health content for Canadians.

Our agriculture and consumer goods solutions include agronomy record keeping and recommendations, rebate management services, supplier management, animal health solutions, food traceability and quality assurance, data management solutions and software solutions for trade promotion management, optimization and analytics (TPx), retail execution, supply chain solutions, and analytics capabilities.

Digitally-led customer experiences – TELUS International (DLCX)

Our DLCX segment offers services that support the full lifecycle of our clients’ digital transformation journeys. We enable our clients to more quickly embrace next-generation digital technologies to deliver better business outcomes. The solutions and services offered are relevant across multiple markets, including information technology (IT) services for digital transformation of customer experience systems and digital customer experience management.

Our DLCX segment has built an agile delivery model with global scale to support next-generation, digitally-led customer experiences. Substantially all of the delivery locations are connected through a carrier-grade infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams. The interconnectedness of our DLCX teams and ability to seamlessly shift interactions between physical and digital channels enables our DLCX teams to tailor our delivery strategy to clients’ evolving needs.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In our definition of capital, we include Common equity (excluding Accumulated other comprehensive income), non-controlling interests, Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with Long-term debt items, net of amounts recognized in Accumulated other comprehensive income), Cash and temporary investments, and Short-term borrowings, including those arising from securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bid (NCIB) programs, issue new shares (including Common Shares and TELUS International Subordinate Voting Shares), issue new debt, issue new debt to replace existing debt with different characteristics, and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital utilizing a number of measures, including our net debt to EBITDA – excluding restructuring and other costs ratio, coverage ratios and dividend payout ratios. (See definitions in Section 11.1 Non-GAAP and other specified financial measures.)

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of the common shares of TELUS Corporation (Common Shares) under our multi-year dividend growth program

•      In May 2022, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7 to 10% from 2023 through to the end of 2025, thereby extending the policy first announced in May 2011. Notwithstanding this target, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. Our long-term Common Share dividend payout ratio guideline is 60 to 75% of free cash flow on a prospective basis. (See Section 7.5 Liquidity and capital resource measures.) There can be no assurance that we will maintain a dividend growth program or that it will be unchanged through 2025. (See Caution regarding forward-looking statements – Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2025 and any further dividend growth programs and Section 10.14 Financing, debt and dividends in our 2021 annual MD&A.)

•      On November 3, 2022, the Board elected to declare a fourth quarter dividend of $0.3511 per share, payable on January 3, 2023, to shareholders of record at the close of business on December 9, 2022. The fourth quarter dividend for 2022 reflects a cumulative increase of $0.0237 per share or 7.2% from the $0.3274 per share dividend declared one year earlier.

•      Our dividend reinvestment and share purchase (DRISP) plan trustee acquired shares from Treasury for the DRISP plan, rather than acquiring Common Shares in the stock market. We may, at our discretion, offer Common Shares at a discount of up to 5% from the market price under the DRISP. Effective with the dividends paid beginning on October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. During the third quarter of 2022, for the dividends paid on July 4, 2022, our DRISP plan trustee acquired from Treasury approximately five million dividend reinvestment Common Shares for $170 million. For the dividends paid on October 3, 2022, the DRISP participation rate, calculated as the DRISP investment of $172 million (including the employee share purchase plan) as a percentage of gross dividends, was approximately 36%.

•      TELUS International currently intends to retain all available funds and any future earnings to support operations and to finance the growth and development of its business.

Purchase Common Shares • During the three-month period ended September 30, 2022, and up to the date of this MD&A, we did not purchase or cancel any shares pursuance to our 2022 NCIB.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

Report on financing and capital structure management plans

Use proceeds from securitized trade receivables (Short-term borrowings), bank facilities and commercial paper as needed, to supplement free cash flow and meet other cash requirements

•      Our issued and outstanding commercial paper was $1.3 billion at September 30, 2022, all of which was denominated in U.S. dollars (US$0.9 billion), compared to $1.9 billion (US$1.5 billion) at December 31, 2021, and $1.5 billion (US$1.2 billion) at September 30, 2021.

•       Net draws due to a syndicate of financial institutions (excluding TELUS Corporation) on the TI credit facility were US$718 million at September 30, 2022, compared to US$854 million at December 31, 2021, and US$877 million at September 30, 2021.The TI credit facility is non-recourse to TELUS Corporation.

•       Proceeds from securitized trade receivables were $100 million at September 30, 2022, compared to $100 million at both December 31, 2021 and September 30, 2021.

Maintain compliance with financial objectives

•       Maintain investment grade credit ratings in the range of BBB+ or the equivalent – On November 4, 2022, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range. (See Section 7.8 Credit ratings.)

•      Net debt to EBITDA – excluding restructuring and other costs ratio of 2.20 to 2.70 times – As measured at September 30, 2022, this ratio was 3.44 times, outside of the objective range, primarily due to the acquisition of spectrum licences as spectrum is our largest indefinite life asset, the net effect of business dispositions and business acquisitions which increased the ratio, and the impacts of the COVID-19 pandemic. Given the cash demands of the 2019 600 MHz, the 2021 3500 MHz and upcoming spectrum auctions, as well as the inability to predict impacts of the COVID-19 pandemic, the assessment of the guideline and return to the objective range remains to be determined; however, it is our intent to return to a ratio below 2.70 times in the medium term (following the 2021, and upcoming 2023 and 2024, spectrum auctions), consistent with our long-term strategy. (See Section 7.5 Liquidity and capital resource measures.)

•       Common Share dividend payout ratio of 60 to 75% of free cash flow on a prospective basis – Our objective range is on a prospective basis. The Common Share dividend payout ratio[1] we present in this MD&A is a historical measure utilizing the most recent four quarters of dividends declared, net of dividend reinvestment plan effects, and free cash flow, and is disclosed for illustrative purposes in evaluating our target guideline. As at September 30, 2022, the ratio was 120%, outside of the objective range, primarily due to: (i) our planned accelerated capital expenditures program to support our broadband capital investments, the build-out of our TELUS PureFibre infrastructure and the acceleration of our 5G network roll-out; and (ii) the reduction of EBITDA caused by the pandemic. Excluding the effects of our accelerated capital expenditures program of $957 million for the most recent four quarters, as at September 30, 2022, the ratio was 61%. (See Section 7.5 Liquidity and capital resource measures.)

•       Generally maintain a minimum of $1 billion in available liquidity – As at September 30, 2022, our available liquidity[1] was approximately $3.4 billion. (See Section 7.6 Credit facilities and Liquidity risk in Section 7.9.)

1 These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

4.4 Changes in internal control over financial reporting and limitations on scope of design

Changes in internal control over financial reporting

For the three-month and nine-month periods ended September 30, 2022, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on scope of design

In our assessment of the scope of the disclosure controls and procedures and internal control over financial reporting, we have excluded the controls, policies and procedures of LifeWorks, which was acquired on September 1, 2022, the operating results of which are included in the interim consolidated financial statements from the acquisition date. The scope limitation is in accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, which allows an issuer to limit its design of internal controls over financial reporting and disclosure controls and procedures to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certificate relates.

From September 1, 2022 (the acquisition date) to September 30, 2022, LifeWorks has contributed revenues of $87 million and generated net income of $3 million. As at September 30, 2022, LifeWorks’ current assets and current liabilities represented approximately 5% and 22% of TELUS’ consolidated current assets and current liabilities, respectively, while Lifeworks’ non-current assets and non-current liabilities represented approximately 7% and 2% of TELUS’ consolidated non-current assets and non-current liabilities, respectively. The amounts recognized for the assets acquired and liabilities assumed as at the acquisition date are described in Note 18 of the interim consolidated financial statements.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

5.	Discussion of operations

This section contains forward-looking statements, including those with respect to mobile phone average revenue per subscriber per month (ARPU) growth, products and services trends regarding loading and retention spending, equipment margins, subscriber growth and various future trends. There can be no assurance that we have accurately identified these trends based on past results or that these trends will continue, in particular given uncertainty with regard to the COVID-19 pandemic and associated economic impacts. See Caution regarding forward-looking statements at the beginning of this MD&A.

5.1 General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results, and in particular, Adjusted EBITDA, are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our Chief Executive Officer (CEO) (our chief operating decision-maker).

The TELUS technology solutions (TTech) segment includes: network revenues and equipment sales arising from mobile technologies; data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security); healthcare software and technology solutions (including employee and family assistance programs and benefits administration); agriculture and consumer goods services (software, data management and data analytics-driven smart food-chain and consumer goods technologies); voice and other telecommunications services revenues; and equipment sales.

The digitally-led customer experiences – TELUS International (DLCX) segment, which has the U.S. dollar as its primary functional currency, is comprised of digital customer experience and digital-enablement transformation solutions, including artificial intelligence (AI) and content management solutions, provided by TELUS International.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

5.2 Summary of consolidated quarterly results and trends

Summary of quarterly results

($ millions, except per share amounts)	2022 Q3	2022 Q2	2022 Q1	2021 Q4	2021 Q3	2021 Q2	2021 Q1	2020 Q4
Operating revenues and other income[1]	4,671	4,401	4,282	4,872	4,251	4,111	4,024	4,060
Operating expenses
Goods and services purchased[2]	1,794	1,637	1,594	1,882	1,660	1,609	1,548	1,766
Employee benefits expense[2]	1,231	1,171	1,119	1,108	1,095	1,051	1,015	958
Depreciation and amortization	850	831	842	830	804	793	789	789
Total operating expenses	3,875	3,639	3,555	3,820	3,559	3,453	3,352	3,513
Operating income	796	762	727	1,052	692	658	672	547
Financing costs before long-term debt prepayment premium	34	97	179	192	184	203	207	190
Long-term debt prepayment premium	—	—	—	—	10	—	—	—
Income before income taxes	762	665	548	860	498	455	465	357
Income taxes	211	167	144	197	140	111	132	86
Net income	551	498	404	663	358	344	333	271
Net income attributable to Common Shares	514	468	385	644	345	335	331	260
Net income per Common Share:
Basic earnings per share (EPS)	0.37	0.34	0.28	0.47	0.25	0.25	0.25	0.20
Adjusted basic EPS[3]	0.34	0.32	0.30	0.23	0.29	0.26	0.27	0.22
Diluted EPS	0.37	0.34	0.28	0.47	0.25	0.25	0.25	0.20
Dividends declared per Common Share	0.3386	0.3386	0.3274	0.3274	0.3162	0.3162	0.3112	0.3112
Additional information:
EBITDA	1,646	1,593	1,569	1,882	1,496	1,451	1,461	1,336
Restructuring and other costs	78	29	39	44	63	38	41	71
Other equity losses related to real estate joint ventures	—	—	—	1	—	1	1	2
Gain on disposition of financial solutions business	—	—	—	410	—	—	—	—
Adjusted EBITDA	1,724	1,622	1,608	1,517	1,559	1,490	1,503	1,409
Cash provided by operating activities	1,300	1,250	1,135	896	1,309	1,244	939	1,033
Free cash flow	331	205	415	43	203	210	321	218

1	In the fourth quarter of 2021, we recorded a gain on disposition of our financial solutions business of $410 million.
2	Goods and services purchased and Employee benefits expense amounts include restructuring and other costs.
3	See Section 11.1 Non-GAAP and other specified financial measures.

Trends

COVID-19 was characterized as a pandemic in March 2020 and has had significant impacts on our business. The pandemic prevents us, our customers and our suppliers from operating in traditional manners of business in certain areas. While we expect the pandemic to continue to affect our operations and we expect it to continue to do so for at least the first quarter of 2023 and possibly thereafter, we have adapted, and continue to adapt, to future modes of operating.

The trend of year-over-year increases in consolidated revenue reflects TTech growth, including: (i) mobile network revenue generated from an increase in our subscriber base, including growth of Internet of Things (IoT) connections, as well as the progressive recovery of roaming revenues from COVID-19 impacts; (ii) fixed data services growth across consumer and business lines in internet revenues, TV revenues, home and business security revenues, and other advanced application offerings; (iii) health revenues, including collaborative health records, pharmacy management and virtual pharmacy solutions, our virtual care solutions, as well as employee and family assistance programs and benefits administration through our acquisition of LifeWorks Inc. (LifeWorks) in the third quarter of 2022; and (iv) agriculture and consumer goods services growth driven by business acquisitions and our digital solutions and data analytics. Increasing consolidated revenue has been partly offset by declining equipment revenue attributed to a lower volume of new contracts from the improving durability of devices, growing adoption of device financing arrangements, as well as by suppressed handset contract volumes and global chipset constraints in our supply chain. Consolidated revenue has also been impacted by other pandemic impacts, such as the temporary closure of our TELUS Health Care Centres in 2020, which began operating at reduced volume in 2021 and the early part of 2022, reduced health benefits management claims resulting from reduced activity, and business customers faced with reduced and/or closed operations. Consolidated revenue would also be impacted by inflationary pressures and monetary policy. Increased internet and data services and TV service revenues are being generated by subscriber growth and higher internet revenue per customer. There has also been increased customer adoption of our home and business security services and we have been successfully bundling mobility and home services. Other income in the fourth quarter of 2021 included a gain on disposition of our financial solutions business of $410 million. For additional information on mobile and fixed revenue and subscriber trends, see Section 5.4 TELUS technology solutions segment. LifeWorks did not have a material impact on trends over the past eight quarters as it was acquired on September 1, 2022.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

Year-over-year increases in consolidated revenue also reflect growth in DLCX revenue from a combination of business acquisitions, including the acquisition of Lionbridge AI by TI on December 31, 2020, (since rebranded as TELUS International AI Data Solutions or TIAI), as well as organic external customer growth.

The trend of year-over-year increases in Goods and services purchased reflects increased expenses to support growth in our DLCX business, our subscriber base and business acquisitions; increased fixed data product costs of sales associated with a growing subscriber base; and experienced and anticipated higher operating costs associated with: growth related to scaling our health offerings, agriculture and consumer goods services and our digital capabilities; and inflationary pressures. TIAI utilizes contracted labour in servicing its customers as compared to solely utilizing employees, and these contracted services have contributed to year-over-year increases in Goods and services purchased.

The trend of year-over-year increases in net Employee benefits expense reflects increases in the number of employees related to business acquisitions, including those supporting the growth of DLCX revenue, health offerings, agriculture and consumer goods offerings and our other complementary businesses. This was partly offset by moderating salaries expense resulting from reductions in the number of full-time equivalent (FTE) domestic employees, excluding business acquisitions, related in part to absorbed vacancies as we continued to digitize our customer experience. We experienced year-over-year increases in net Employee benefits expense in 2022 related to merit-based compensation increases, including an April 2022 compensation program increase.

The trend of year-over-year increases in Depreciation and amortization reflects increases related to capital assets acquired in business acquisitions; growth in capital assets in support of the expansion of our broadband footprint, including our generational investment to connect homes and businesses to TELUS PureFibre and 5G technology coverage; and growth in internet, TV and security subscriber loading. The investments in our fibre-optic technology also support our technology strategy to improve coverage and capacity, including the ongoing build-out of our 5G network.

The trend of general year-over-year increases in Financing costs reflects an increase in long-term debt outstanding, mainly associated with our investments in spectrum, fibre and mobile technology, as well as business acquisitions. Financing costs include a long-term debt prepayment premium of $10 million in the third quarter of 2021. Moreover, Financing costs are net of capitalized interest related to spectrum licences acquired during the 600 MHz spectrum auction, which we commenced deploying into our existing network in 2021, and during the 3500 MHz spectrum auction. Financing costs also include Interest accretion on provisions (asset retirement obligations and written put options) and Employee defined benefit plans net interest. Additionally, for the eight periods shown, Financing costs include varying amounts of foreign exchange gains or losses, varying amounts of interest income and effective for the second quarter of 2022, virtual power purchase agreements unrealized change in forward element.

The trend in Net income reflects the items noted above, as well as non-cash adjustments arising from substantively enacted changes in income tax and adjustments recognized in the current periods for income taxes of prior periods. Historically, the trend in basic EPS has reflected trends in Net income. For further discussion of trends, see Section 5.4 TELUS technology solutions segment and Section 5.5 Digitally-led customer experiences – TELUS International segment.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. We discuss the performance of our segments in Section 5.4 TELUS technology solutions segment and Section 5.5 Digitally-led customer experiences – TELUS International segment.

Operating revenues

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2022	2021	Change	2022	2021	Change
Operating revenues
Service	4,048	3,669	10.3%	11,670	10,730	8.8%
Equipment	592	577	2.6%	1,599	1,647	(2.9)%
Operating revenues (arising from contracts with customers)	4,640	4,246	9.3%	13,269	12,377	7.2%
Other income	31	5	n/m	85	9	n/m
Operating revenues and other income	4,671	4,251	9.9%	13,354	12,386	7.8%

Consolidated Operating revenues and other income increased by $420 million in the third quarter of 2022 and $968 million in the first nine months of 2022.

•	Service revenues increased by $379 million in the third quarter of 2022 and $940 million in the first nine months of 2022. TTech service revenue growth was driven by (i) higher mobile network revenues, including growth in our mobile phone and connected devices subscriber bases and increased mobile phone ARPU; (ii) growth in health services revenues driven by business acquisitions, including our acquisition of LifeWorks on September 1, 2022, as well as organic growth; (iii) increased data service revenues driven by higher revenue per internet customer, in addition to internet, security and TV subscriber growth, business acquisitions and expanded services; and (iv) growth in agriculture and consumer goods services revenues driven by business acquisitions. This was partly offset by continued declines in legacy fixed voice and legacy fixed data services revenues. Growth in DLCX operating revenues resulted from growth from both expanded services for existing clients and growth from new clients. The strengthening of the U.S. dollar against the European euro resulted in an unfavourable foreign currency impact on our European euro-denominated operating results and more than offset the favourable currency impact from the strengthening of the U.S. dollar against the Canadian dollar.

•	Equipment revenues increased by $15 million in the third quarter of 2022 due to higher-value smartphones in the sales mix, partly offset by lower contract volumes. Equipment revenues decreased by $48 million in the first nine months of 2022, largely due to lower mobile handset contract volumes and a greater mix of bring-your-own-device customer additions. This was partly offset by higher-value smartphones in the sales mix.

•	Other income increased by $26 million in the third quarter of 2022 and $76 million in the first nine months of 2022, largely resulting from the reversal of provisions for contingent consideration related to business acquisitions, a gain on acquisition of control of LifeWorks, decreases in provisions arising from business acquisition-related written put options, and higher gains on investments.

Operating expenses

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2022	2021	Change	2022	2021	Change
Goods and services purchased	1,794	1,660	8.1%	5,025	4,817	4.3%
Employee benefits expense	1,231	1,095	12.4%	3,521	3,161	11.4%
Depreciation	550	530	3.8%	1,637	1,581	3.5%
Amortization of intangible assets	300	274	9.5%	886	805	10.1%
Operating expenses	3,875	3,559	8.9%	11,069	10,364	6.8%

Consolidated operating expenses increased by $316 million in the third quarter of 2022 and $705 million in the first nine months of 2022.

•	Goods and services purchased increased by $134 million in the third quarter of 2022 driven by: (i) higher costs associated with business acquisitions, as well as costs associated with scaling our agriculture and consumer goods and health businesses; (ii) higher product and service costs supporting growth across our subscriber connections, including TV subscribers; (iii) higher non-labour-related restructuring costs; (iv) higher costs related to the scaling of our digital capabilities, inclusive of increased subscription-based licences; (v) higher roaming expense; (vi) bad debt expense returning to pre-pandemic levels driven by macroeconomic pressures compared to the prior period, which saw historically low bad debt expense; (vii) higher external labour; and (viii) DLCX business growth, which includes higher contractor costs from expansion in TIAI and the strengthening of the U.S. dollar against the Canadian dollar. Goods and services purchased increased by $208 million in the first nine months of 2022 due to the factors discussed above, and were partly offset by lower mobile equipment sales expense resulting from lower handset contract volumes, although this was partially offset by higher-value smartphones in the sales mix.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

•	Employee benefits expense increased by $136 million in the third quarter of 2022 and $360 million in the first nine months of 2022, largely due to: (i) higher compensation and benefit costs resulting from an increase in the number of employees related to business acquisitions; (ii) DLCX business growth resulting in a higher team member count and the strengthening of the U.S. dollar against the Canadian dollar; and (iii) merit-based compensation increases. These increases were partly offset by lower share-based compensation in our DLCX segment resulting from mark-to-market adjustments on liability-accounted awards caused by a decrease in the TI share price, as compared to the comparative period, in addition to higher capitalized labour costs.

•	Depreciation increased by $20 million in the third quarter of 2022 and $56 million in the first nine months of 2022, primarily due to growth in capital assets over the past 12 months, including our expanded broadband footprint and business acquisitions, as well as asset retirement activity, which generated accelerated depreciation on those assets.

•	Amortization of intangible assets increased by $26 million in the third quarter of 2022 and $81 million in the first nine months of 2022 arising from business acquisitions and higher expenditures associated with the intangible asset base over the past 12 months.

Operating income

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2022	2021	Change	2022	2021	Change
TTech EBITDA[1] (See Section 5.4)	1,457	1,355	7.5%	4,274	4,014	6.5%
DLCX EBITDA[1] (See Section 5.5)	189	141	35.1%	534	394	35.7%
EBITDA	1,646	1,496	10.1%	4,808	4,408	9.1%
Depreciation and amortization (discussed above)	(850)	(804)	5.7%	(2,523)	(2,386)	5.7%
Operating income (consolidated earnings before interest and income taxes (EBIT))	796	692	15.0%	2,285	2,022	13.0%

1	See Section 11.1 Non-GAAP and other specified financial measures.

Operating income increased by $104 million in the third quarter of 2022 and $263 million in the first nine months of 2022, while EBITDA increased by $150 million in the third quarter of 2022 and $400 million in the first nine months of 2022. Higher EBITDA is reflective of: (i) higher mobile network revenues; (ii) increased contribution from our DLCX business; (iii) increased internet and data service revenues driven by internet, security and TV subscriber growth, business acquisitions, higher revenue per internet customer, and expanded services; and (iv) contribution from our acquisition of LifeWorks on September 1, 2022. These factors were partly offset by: (i) higher employee benefits expense; (ii) higher non-labour-related restructuring costs; (iii) higher costs related to the scaling of our digital capabilities, inclusive of increased subscription-based licences; (iv) bad debt expense returning to pre-pandemic levels driven by macroeconomic pressures compared to the prior period, which saw historically low bad debt expense; (v) higher external labour; and (vi) lower legacy fixed voice and legacy fixed data services revenues.

Adjusted EBITDA

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2022	2021	Change	2022	2021	Change
TTech Adjusted EBITDA[1] (See Section 5.4)	1,524	1,410	8.1%	4,395	4,128	6.5%
DLCX Adjusted EBITDA[1,2] (See Section 5.5)	200	149	35.5%	559	424	32.2%
Adjusted EBITDA[1]	1,724	1,559	10.7%	4,954	4,552	8.9%

1	See Section 11.1 Non-GAAP and other specified financial measures.
2	For certain financial metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry.

Adjusted EBITDA increased by $165 million or 10.7% in the third quarter of 2022 and $402 million or 8.9% in the first nine months of 2022, reflecting the factors mentioned in the Operating income discussion above.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

Financing costs

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2022	2021	Change	2022	2021	Change
Interest on long-term debt, excluding lease liabilities – gross	197	172	14.5%	545	515	5.8%
Interest on long-term debt, excluding lease liabilities – capitalized	(2)	—	n/m	(29)	—	n/m
Interest on lease liabilities	19	16	18.8%	52	50	4.0%
Interest on short-term borrowings and other	6	3	100.0%	13	10	30.0%
Interest accretion on provisions	5	3	66.7%	13	14	(7.1)%
Interest expense	225	204	10.3%	594	599	(0.8)%
Employee defined benefit plans net interest	2	6	(66.7)%	6	19	(68.4)%
Foreign exchange gains	(32)	(5)	n/m	(48)	—	n/m
Virtual power purchase agreements unrealized change in forward element	(151)	—	n/m	(231)	—	n/m
Interest income	(10)	(11)	(9.1)%	(11)	(14)	(21.4)%
Financing costs	34	194	(82.5)%	310	604	(48.7)%

Financing costs decreased by $160 million in the third quarter of 2022 and $294 million in the first nine months of 2022, mainly due to the following factors:

Interest expense increased by $21 million in the third quarter of 2022 and decreased by $5 million in the first nine months of 2022. These changes largely resulted from the following:

•	Gross interest on long-term debt, excluding lease liabilities, increased by $25 million in the third quarter of 2022 and $30 million in the first nine months of 2022, driven by an increase in average long-term debt balances outstanding in part attributable to business acquisitions. Our weighted average interest rate on long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving component of the TI credit facility, lease liabilities and other long-term debt) was 3.95% at September 30, 2022, as compared to 3.72% one year earlier. (See Long-term debt issued and Redemptions and repayments of long-term debt in Section 7.4.)

•	Capitalized long-term debt interest, excluding lease liabilities, is in respect of debt incurred for the purchase of spectrum licences during the 3500 MHz spectrum auction held in June to July 2021 by Innovation, Science and Economic Development Canada (ISED).

•	Employee defined benefit plans net interest decreased by $4 million in the third quarter of 2022 and $13 million in the first nine months of 2022, primarily due to the decrease in the defined benefit plan deficit as at December 31, 2021 to $190 million (net of the plan asset ceiling limit of $179 million), compared to the defined benefit plan deficit of $913 million (net of the plan asset ceiling limit of $123 million) one year earlier, partly offset by an increase in the discount rate.

•	Foreign exchange gains changed by $27 million in the third quarter of 2022 and $48 million in the first nine months of 2022, primarily reflecting changes in the value of the Canadian dollar relative to the U.S. dollar, as well as the European euro relative to the Canadian dollar.

•	Virtual power purchase agreements unrealized change in forward element represents the estimated unrealized recorded amount from our virtual power purchase agreements (VPPAs) with renewable energy projects as of September 30, 2022. We have entered into VPPAs with renewable energy projects that develop solar and wind power facilities as part of our commitment to reduce our carbon footprint.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

Income taxes

	Third quarters ended September 30				Nine-month periods ended September 30
($ in millions, except tax rates)	2022	2021	Change		2022	2021	Change
Income taxes computed at applicable statutory rates (%)	25.7	25.9	(0.2	) pts.	25.6	25.8	(0.2	) pts.
Adjustments recognized in the current period for income taxes of prior periods (%)	2.5	0.6	1.9	pts.	0.7	(0.8)	1.5	pts.
Non-deductible amounts (%)	(2.0)	1.4	(3.4	) pts.	(0.4)	1.3	(1.7	) pts.
Other (%)	1.5	0.2	1.3	pts.	0.5	0.7	(0.2	) pts.
Effective tax rate (%)	27.7	28.1	(0.4	) pts.	26.4	27.0	(0.6	) pts.
Income taxes computed at applicable statutory rates	195	129	51.2%		506	365	38.6%
Adjustments recognized in the current period for income taxes of prior periods	19	3	n/m		13	(11)	n/m
Non-deductible amounts	(15)	7	n/m		(7)	19	n/m
Other	12	1	n/m		10	10	—%
Income taxes	211	140	50.7%		522	383	36.3%

Total income tax expense increased by $71 million in the third quarter of 2022 and $139 million in the first nine months of 2022. The effective tax rate decreased from 28.1 to 27.7% in the third quarter of 2022, primarily due to the impact of lower non-deductible amounts and higher non-taxable income in 2022. The effective tax rate decreased from 27.0 to 26.4% in the first nine months of 2022, primarily due to changes in non-deductible amounts related to TI’s initial public offering in the first quarter of 2021, as well as higher non-taxable income in the first nine months of 2022.

Comprehensive income

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2022	2021	Change	2022	2021	Change
Net income	551	358	53.9%	1,453	1,035	40.4%
Other comprehensive income (net of income taxes):
Items that may be subsequently reclassified to income	(121)	93	n/m	(107)	92	n/m
Items never subsequently reclassified to income	(13)	72	n/m	285	846	(66.3)%
Comprehensive income	417	523	(20.3)%	1,631	1,973	(17.3)%

Comprehensive income decreased by $106 million in the third quarter of 2022, primarily attributable to the change in unrealized fair value of derivatives designated as cash flow hedges and employee defined benefit plans net re-measurement amounts, partly offset by the increase in Net income. In the first nine months of 2022, Comprehensive income decreased by $342 million, largely driven by employee defined benefit plans re-measurement amounts and the change in unrealized fair value of derivatives designated as cash flow hedges, partly offset by the increase in Net income. Items that may subsequently be reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges and foreign currency translation adjustments arising from translating financial statements of foreign operations. Items never subsequently reclassified to income are composed of employee defined benefit plans re-measurement amounts and changes in measurement of investment financial assets.

5.4 TELUS technology solutions segment

TTech trends and seasonality

Over the past eight quarters, the COVID-19 pandemic has impacted our business and we are not able to estimate its ultimate duration or the extent of its impact. The pandemic prevents us, our customers and our suppliers from operating in the normal course of business in certain areas, and we expect it to continue to affect our operations and we expect it to continue to do so for at least the first quarter of 2023 and possibly thereafter. For example, with the uncertainty surrounding COVID-19 variants, seasonal fluctuations in the spread of COVID-19, global population vaccine uptake, and government and land border restrictions, consumer and business travel levels are uncertain, which impacts roaming revenues. As well, our business customers who use our services have been experiencing, and in some instances continue to experience, reduced and/or closed operations. Additionally, our health services offerings are impacted, as TELUS Health Care Centres were unable to provide their full suite of core services in 2020 and have largely operated at reduced volumes throughout 2021 and the early part of 2022. Impacts directly associated with the pandemic, such as the reduction of roaming revenue and health services (including TELUS Health Care Centres and health benefits management offerings) may be temporary in nature and have the potential to return to pre-pandemic levels. TTech revenue would also be impacted by inflationary pressures and monetary policy.

The historical trend over the past eight quarters in mobile network revenue reflects growth in our mobile phone subscriber base, as well as growth of IoT connections, supported by the progressive recovery of international roaming revenue contribution to mobile phone ARPU. These factors are partly offset by: (i) carriers offering larger allotments of data, as well as rate plans that include bonus data, unlimited data plans and data sharing; (ii) bundled service offers; and (iii) consumer behavioural response to more frequent customer data usage notifications and offloading of data traffic to increasingly available Wi-Fi hotspots, including within the home as a result of the pandemic. As a result of changing industry dynamics, customers have been able to gain access to higher network speeds and larger allotments of data included for a given price point, further limiting mobile phone ARPU expansion, as customers are continuing to obtain plans with a lower cost per gigabyte.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

Mobile equipment revenue has been declining as a result of a lower volume of new contracts due to: (i) the improving durability and increasing cost of popular devices that result in customers deferring upgrades; (ii) growing adoption of device financing arrangements, which provide transparency of full device costs and result in customers deferring device upgrades; and (iii) the effects of the pandemic on customers, the industry, global chipset constraints in our supply chain and methods of distribution, and the Canadian economy. These factors are offset by an increase of higher-value smartphones in the sales mix.

The general trend of year-over-year increases in mobile phone subscriber net additions are attributable to: (i) our low churn rate, which reflects our customers first efforts, upgrade volume programs and focus on building, maintaining and enhancing our reliable, high-quality network; (ii) the success of our promotions, including the bundling of our mobility and home services; (iii) the effects of market growth arising from a growing population, changing population demographics and an increasing number of customers with multiple devices; and (iv) continuous improvements in the speed, performance and reliability of our network. Additionally, the pandemic has caused customers to change their behaviour, such as reducing travel and making fewer visits to retail outlets, thereby reducing churn.

Our connected device subscriber base has been growing primarily as a result of our expanded IoT offerings, which has been challenged by the impacts of global semiconductor part shortages and supply constraints, resulting in IoT customer loading delays. Our spectrum investments and capital expenditures on network improvements increase capacity, reliability and coverage, allowing us to grow revenue through net additions of mobile phone and connected devices subscribers.

Our internet subscriber base has grown as we continued our investments in expanding our fibre-optic infrastructure, supplemented by our low customer churn rate. The total number of TV subscribers has increased (in contrast to market-reported declines in traditional television viewing habits) as a result of net additions in response to our diverse and flexible product offerings, combined with our low customer churn rate. Our security subscriber base growth is increasing as a result of organic growth and business acquisitions, including our recent acquisition of Vivint Smart Home in the second quarter of 2022. Our home services growth has also been attributable to the adoption of the TELUS Whole Home bundle and the bundling of our mobility and home services to meet the demand for multiple services per home. Adoption increases our services per home and positively impacts churn for most products, in addition to the effectiveness of our self-install and virtual install models. Residential voice subscriber losses continue to reflect the ongoing trend of substitution to mobile and internet-based services, but are partly mitigated by the success of our bundled service and lower-priced offerings.

The trend of growing fixed data services revenues is due to the continued appetite for faster internet speeds and larger bandwidth, as well as our diverse suite of TV, home and business security, and other advanced application offerings, which are enabled by investments in our fibre-optic footprint. The trend of declining legacy fixed voice revenues is due to technological substitution and intensification of competition in the small and medium-sized business market; however, our rate of decline has been moderating with our utilization of bundled product offerings, lower-priced offerings and successful retention efforts. The migration of business product and service offerings to IP services and the introduction of new competitors have yielded inherently lower margins compared to some legacy business product and service offerings; however, we are continually refining and diversifying our innovative suite of business offerings.

The trend of growth in health services revenues has been propelled by the acquisition of LifeWorks in the third quarter of 2022, as well as our organic health offerings, which include: virtual care and virtual pharmacy solutions, collaborative health records, health benefits management, personal health monitoring solutions, and employee and family assistance programs and benefits administration. The LifeWorks acquisition immediately enables the opportunity for health services to operate and grow internationally through long-standing corporate relationships globally, with notable areas of focus in employee health and wellness programs, mental and physical health solutions, pensions and benefits management, and retirement solutions. Inclusive of LifeWorks, we are well positioned to continue improving the lives and healthcare outcomes for people around the world. Our competencies and assets in health, combined with the trend in digitization and automation, position us well to bolster the global healthcare system in a complementary fashion. With our technology heritage, we see the trend moving the healthcare system to improved efficiency and outcomes through better insights. We also believe Canadians will have greater control of their healthcare outcomes through the integration of disparate data (better flow of information across the system) and consent-based management. While the pandemic has disrupted the operations of our TELUS Health Care Centres since March 2020, our diversified virtual care offerings continue to grow to meet the healthcare needs of Canadians and drive better health outcomes, including the accelerated adoption of virtual consultations, as reflected in our growing number of virtual care members. Our health benefits management solution is influenced by the number of lives covered and the number of benefit claims, which were disrupted by the pandemic.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

The trend of growth in agriculture and consumer goods services is the result of business acquisitions, expansion of our solutions and organic growth in an effort to meet increasing demand for digital solutions within the agriculture industry. Through our global team and cloud-based solutions, we are able to service our diverse client base, including growers, producers, agronomists, advisors, processors and retailers by helping them drive more effective and agile decision-making to address changing consumer demands, improve profitability and create a better flow of information across the value chain. This improves the safety and sustainability of our food system, as well as the way other goods are produced, distributed and consumed.

TTech operating indicators

At September 30	2022	2021	Change
Subscriber connections (thousands):
Mobile phone	9,579	9,178	4.4%
Connected device[1]	2,362	2,053	15.1%
Internet	2,371	2,231	6.3%
TV	1,308	1,247	4.9%
Residential voice	1,100	1,133	(2.9)%
Security[2]	950	773	22.9%
Total telecom subscriber connections[1,2]	17,670	16,615	6.3%
LTE population coverage[3] (millions)	37.0	37.0	—%
5G population coverage[3] (millions)	29.6	24.1	22.8%

	Third quarters ended September 30				Nine-month periods ended September 30
	2022	2021	Change		2022	2021	Change
Mobile phone gross additions (thousands)	421	380	10.8%		1,013	955	6.1%
Subscriber connection net additions (losses) (thousands):
Mobile phone	150	135	11.1%		289	255	13.3%
Connected device	124	110	12.7%		262	257	1.9%
Internet	36	46	(21.7)%		100	109	(8.3)%
TV	18	10	80.0%		43	32	34.4%
Residential voice	(6)	(11)	45.5%		(23)	(31)	25.8%
Security	25	30	(16.7)%		71	66	7.6%
Total telecom subscriber connection net additions	347	320	8.4%		742	688	7.8%
Mobile phone ARPU, per month[4] ($)	59.48	58.13	2.3%		57.90	56.94	1.7%
Mobile phone churn, per month[5] (%)	0.95	0.90	0.05	pts.	0.86	0.87	(0.01	) pts.

Health services (millions)

At September 30	2022	2021	Change
Healthcare lives covered[6]	60.4	19.3	n/m
Virtual care members	4.0	2.3	73.9%

	Third quarters ended September 30			Nine-month periods ended September 30
	2022	2021	Change	2022	2021	Change
Digital health transactions	143.2	137.9	3.8%	428.2	408.3	4.9%

1	Effective January 1, 2022 on a prospective basis, following an in-depth review of our definition of a subscriber, we adjusted our connected devices subscriber base to remove 34,000 subscribers within a legacy reporting system.
2	During the second quarter of 2022, we adjusted our cumulative security subscriber connections to add approximately 75,000 subscribers as a result of a business acquisition.
3	Including network access agreements with other Canadian carriers.
4	This is an other specified financial measure. See Section 11.1 Non-GAAP and other specified financial measures. This is an industry measure useful in assessing operating performance of a mobile products and services company, but is not a measure defined under IFRS-IASB.
5	See Section 11.2 Operating indicators.
6	During the third quarter of 2022, we added 36.9 million healthcare lives covered as a result of the LifeWorks acquisition.

●	Mobile phone gross additions were 421,000 in the third quarter of 2022 and 1,013,000 in the first nine months of 2022, reflecting increases of 41,000 for the quarter and 58,000 for the nine-month period. These increases were driven by growth in high-value customers as a result of improvements in retail traffic as pandemic-related restrictions had lessened when compared to the prior year, as well as success during the back-to-school period.

●	Our mobile phone churn rate was 0.95% in the third quarter of 2022, as compared to 0.90% in the third quarter of 2021, due to increased switching activity as a result of customer response to the back-to-school promotional period and compounded by increased retail traffic. Our mobile phone churn rate was 0.86% in the first nine months of 2022, as compared to 0.87% in the first nine months of 2021, remaining relatively low, reflecting our continued focus on customer retention through a greater uptake of family discount and bundling efforts, as well as changes in customer preferences to hold onto devices for longer periods of time. Churn continues to benefit from our successful bundling of mobility and home services, our focus on executing customers first initiatives and upgrade volume programs, and our leading network performance and reliability.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

●	Mobile phone net additions were 150,000 in the third quarter of 2022 and 289,000 in the first nine months of 2022, reflecting increases of 15,000 for the quarter and 34,000 for the nine-month period, demonstrating aforementioned strong execution to drive high-value loading while also realizing improvements driven by increased retail traffic compared to the prior year. This is supported by low customer churn as described above, particularly among high-value customers.

●	Mobile phone ARPU was $59.48 in the third quarter of 2022 and $57.90 in the first nine months of 2022, reflecting increases of $1.35 or 2.3% for the quarter and $0.96 or 1.7% for the nine-month period. These increases were largely due to roaming improvements as a result of increased international travel volumes. Roaming improvements were partially offset by: (i) lower top-ups and chargeable usage revenues as customers continue to adopt larger or unlimited data allotments in their rate plans; (ii) the impact of the competitive environment putting pressure on base rate plan prices in the current and prior periods; and (iii) a greater uptake of family discount and bundling credits to our customers, which helps us drive lower churn and greater lifetime value across our mobile and fixed products and services.

●	Connected device net additions were 124,000 in the third quarter of 2022 and 262,000 in the first nine months of 2022, reflecting increases of 14,000 for the quarter and 5,000 for the nine-month period. Net additions in the current period is attributed to successful promotions of consumer connected devices. Overall, connected devices loading is driven by our IoT connections.

●	Internet net additions were 36,000 in the third quarter of 2022 and 100,000 in the first nine months of 2022, reflecting decreases of 10,000 for the quarter and 9,000 for the nine-month period. The decreases were due to modestly higher churn compared to relatively low churn rates during heightened pandemic restrictions in the prior year, in addition to macroeconomic pressures impacting consumer purchasing decisions. This was partly offset by our success in driving strong gross additions through bundled product offerings, including the TELUS Whole Home bundle and our bundling of mobility and home services.

●	TV net additions were 18,000 in the third quarter of 2022 and 43,000 in the first nine months of 2022, reflecting increases of 8,000 for the quarter and 11,000 for the nine-month period, mainly due to strong loading in the business market and our diverse offerings, partly offset by modestly higher churn due to the factors discussed above for internet.

●	Residential voice net losses were limited to only 6,000 in the third quarter of 2022, representing our fewest quarterly net losses since 2004, and 23,000 in the first nine months of 2022, as compared to residential voice net losses of 11,000 and 31,000, respectively, in the same periods in 2021. The residential voice subscriber losses continue to reflect the trend of substitution to mobile and internet-based services, mostly mitigated by our expanding fibre footprint and bundled product offerings, as well as our strong retention efforts, including lower-priced offerings.

●	Security net additions were 25,000 in the third quarter of 2022, reflecting a decrease of 5,000 for the quarter due to modestly higher churn due to the factors discussed above for internet. Security net additions were 71,000 in the first nine months of 2022, reflecting an increase of 5,000 for the nine-month period, driven by strong growth in new connections through demand for our bundled product offerings and diverse suite of products and services, partly offset by modestly higher churn due to the factors discussed above for internet. Our continued focus on connecting more homes and businesses directly to fibre, expanding and enhancing our addressable high-speed internet and Optik TV footprint, and bundling these services together, contributed to combined internet, TV and security subscriber growth of 378,000 over the past 12 months, including the addition of 75,000 customers from our second quarter 2022 acquisition of Vivint Smart Home.

●	Healthcare lives covered were 60.4 million as of the end of the third quarter of 2022, an increase of 41.1 million over the past 12 months, mainly due to the addition of 36.9 million lives covered from our third quarter acquisition of LifeWorks. Organically, lives covered increased due to the continued demand for virtual solutions, an increase in value-added services including vaccination solutions, and an increase in coverage related to elective health services.

●	Virtual care members were 4.0 million as of the end of the third quarter of 2022, an increase of 1.7 million over the past 12 months, due to the continued adoption of virtual solutions to keep Canadians and others safely connected to health and wellness care.

●	Digital health transactions were 143.2 million in the third quarter of 2022 and 428.2 million in the first nine months of 2022, reflecting increases of 5.3 million for the quarter and 19.9 million for the nine-month period, largely driven by higher adjudication transactions as plan members resume the utilization of elective health services with pandemic restrictions easing.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

Operating revenues and other income – TTech segment

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2022	2021	Change	2022	2021	Change
Mobile network revenue	1,696	1,588	6.8%	4,896	4,617	6.0%
Mobile equipment and other service revenues	545	523	4.2%	1,444	1,497	(3.5)%
Fixed data services[1]	1,099	1,043	5.4%	3,235	3,081	5.0%
Fixed voice services	198	208	(4.8)%	599	636	(5.8)%
Fixed equipment and other service revenues	125	101	23.8%	359	308	16.6%
Health services	225	130	73.1%	502	380	32.1%
Agriculture and consumer goods services	85	66	28.8%	251	186	34.9%
Operating revenues (arising from contracts with customers)	3,973	3,659	8.6%	11,286	10,705	5.4%
Other income	31	5	n/m	85	9	n/m
External Operating revenues and other income	4,004	3,664	9.3%	11,371	10,714	6.1%
Intersegment revenues	5	5	—%	13	15	(13.3)%
TTech Operating revenues and other income	4,009	3,669	9.3%	11,384	10,729	6.1%

1	Excludes health services and agriculture and consumer goods services.

TTech Operating revenues and other income increased by $340 million in the third quarter of 2022 and $655 million in the first nine months of 2022.

Mobile network revenue increased by $108 million or 6.8% in the third quarter of 2022 and $279 million or 6.0% in the first nine months of 2022, reflecting 4.4% and 15.1% growth in the mobile phones and connected device subscriber bases, respectively, over the past 12 months, in addition to roaming improvements, as described above.

Mobile equipment and other service revenues increased by $22 million in the third quarter of 2022, attributed to the impact of higher-value smartphones in the sales mix, partly offset by lower contract volumes. Mobile equipment and other service revenues decreased by $53 million in the first nine months of 2022, largely due to lower mobile handset contract volumes as a result of changes in customer preferences to hold onto devices for longer periods of time and a greater mix of bring-your-own-device customer additions. This was partly offset by the impact of higher-value smartphones in the sales mix.

Fixed data services revenues increased by $56 million in the third quarter of 2022 and $154 million in the first nine months of 2022, driven by: (i) increased internet and data service revenues, reflecting a 6.3% increase in our internet subscribers over the past 12 months, in addition to higher revenue per customer resulting from internet speed upgrades, larger allotted data internet rate plans and rate changes; and (ii) increased revenues from home and business security driven by expanded services and customer growth of 22.9% over the past 12 months. This growth was partially offset by: (i) the impact of the fourth quarter 2021 disposition of our financial solutions business; (ii) lower TV revenues, reflecting an increased mix of customers selecting smaller TV combination packages and technological substitution, mostly offset by subscriber growth of 4.9% over the past 12 months; and (iii) the ongoing decline in legacy data service revenues.

Fixed voice services revenues decreased by $10 million in the third quarter of 2022 and $37 million in the first nine months of 2022, reflecting the ongoing decline in legacy voice revenues resulting from technological substitution and price plan changes. Declines were partly mitigated by the success of our bundled product offerings, retention efforts and the migration from legacy to IP services offerings.

Fixed equipment and other service revenues increased by $24 million in the third quarter of 2022 and $51 million in the first nine months of 2022, reflecting higher sales volumes and lower discounts on business and consumer premises equipment, along with higher other services revenue.

Health services revenues increased by $95 million in the third quarter of 2022, driven by: (i) our acquisition of LifeWorks on September 1, 2022; (ii) higher revenues from the continued adoption of our virtual care and virtual pharmacy solutions inclusive of organic growth and business acquisitions; and (iii) growth in collaborative health records adoption. Health services revenues increased by $122 million in the first nine months of 2022 due to the factors discussed above, in addition to growth in health benefits management services with plan members resuming the use of elective health services, partly offset by rate changes associated with a contract renewal, as well as growth in the use of our TELUS Health Care Centres.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

Agriculture and consumer goods services revenues increased by $19 million in the third quarter of 2022 and $65 million in the first nine months of 2022, largely reflecting the impacts of business acquisitions, particularly with increased revenues from Software-as-a-Service (SaaS)-based revenue management software for consumer goods manufacturers, in addition to organic contributions from increased animal agriculture pharmacy and research revenues. Our agriculture and consumer goods revenues are largely earned in U.S. dollars, and in the third quarter of 2022 compared to the third quarter of 2021, the Canadian dollar weakened against the U.S. dollar, resulting in higher reported revenues in the quarter.

Other income increased by $26 million in the third quarter of 2022 and $76 million in the first nine months of 2022, largely resulting from the reversal of provisions for contingent consideration related to business acquisitions, a gain on acquisition of control of LifeWorks, a decrease in the provisions arising from business acquisition-related written put options, and higher gains on investments.

Intersegment revenues represent services provided to the DLCX segment that are eliminated upon consolidation, together with the associated DLCX expenses.

Direct contribution – TTech segment

	Mobile products and services[1]			Fixed products and services[1,2]			Total TTech
Third quarters ended
September 30 ($ in millions)	2022	2021	Change	2022	2021	Change	2022	2021	Change
REVENUES
Service	1,725	1,611	7.1%	1,656	1,471	12.6%	3,381	3,082	9.7%
Equipment	516	501	3.0%	76	76	—%	592	577	2.6%
Operating revenues (arising from contracts with customers)	2,241	2,112	6.1%	1,732	1,547	12.0%	3,973	3,659	8.6%
EXPENSES
Direct expenses	703	684	2.8%	522	434	20.3%	1,225	1,118	9.6%
Direct contribution	1,538	1,428	7.7%	1,210	1,113	8.7%	2,748	2,541	8.1%

Direct contribution – TTech segment

	Mobile products and services[1]			Fixed products and services[1,2]			Total TTech
Nine-month periods ended
September 30 ($ in millions)	2022	2021	Change	2022	2021	Change	2022	2021	Change
REVENUES
Service	4,972	4,681	6.2%	4,715	4,377	7.7%	9,687	9,058	6.9%
Equipment	1,368	1,440	(5.0)%	231	207	11.6%	1,599	1,647	(2.9)%
Operating revenues (arising from contracts with customers)	6,340	6,121	3.6%	4,946	4,584	7.9%	11,286	10,705	5.4%
EXPENSES
Direct expenses	1,905	1,985	(4.0)%	1,454	1,297	12.1%	3,359	3,282	2.3%
Direct contribution	4,435	4,136	7.2%	3,492	3,287	6.2%	7,927	7,423	6.8%

1	Includes health services.
2	Includes agriculture and consumer goods services.

The direct expenses included in the direct contribution calculations in the preceding tables represent a component of the Goods and services purchased and Employee benefits expense totals included in the table below and have been calculated in accordance with the accounting policies used to prepare the totals presented in the financial statements. TTech direct contribution increased by $207 million or 8.1% in the third quarter of 2022 and $504 million or 6.8% in the first nine months of 2022.

TTech mobile products and services direct contribution increased by $110 million or 7.7% in the third quarter of 2022 and $299 million or 7.2% in the first nine months of 2022, largely due to higher network revenues and higher equipment margins.

TTech fixed products and services direct contribution increased by $97 million or 8.7% in the third quarter of 2022 and $205 million or 6.2% in the first nine months of 2022, due to growth in margins for internet and data, as well as health and agriculture and consumer goods services, inclusive of business acquisitions and organic growth. These were partly offset by declining legacy data and legacy voice margins.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

Operating expenses – TTech segment

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2022	2021	Change	2022	2021	Change
Goods and services purchased[1]	1,785	1,635	9.2%	4,955	4,759	4.1%
Employee benefits expense[1]	767	679	13.0%	2,155	1,956	10.2%
TTech operating expenses	2,552	2,314	10.3%	7,110	6,715	5.9%

1	Includes restructuring and other costs.

TTech operating expenses increased by $238 million in the third quarter of 2022 and $395 million the first nine months of 2022.

Goods and services purchased increased by $150 million in the third quarter of 2022, reflecting: (i) higher costs related to business acquisitions, as well as costs associated with scaling our agriculture and consumer goods and health businesses; (ii) higher product and service costs in support of our growing subscriber connections, including TV subscribers; (iii) higher non-labour-related restructuring costs; (iv) higher costs related to the scaling of our digital capabilities, inclusive of increased subscription-based licences; (v) higher roaming expense; (vi) bad debt expense returning to pre-pandemic levels driven by macroeconomic pressures compared to the prior period, which saw historically low bad debt expense; and (vii) higher external labour. Goods and services purchased increased by $196 million in the first nine months of 2022 due to the factors discussed above, and were partly offset by lower mobile equipment sales expense due to lower handset contract volumes, although this was partially offset by higher value mobile devices in the sales mix.

Employee benefits expense increased by $88 million in the third quarter of 2022 and $199 million in the first nine months of 2022, primarily due to merit-based compensation increases and higher compensation and benefits costs resulting from an increase in the number of employees related to business acquisitions. These increases were partly offset by higher capitalized labour costs.

EBITDA – TTech segment

	Third quarters ended September 30				Nine-month periods ended September 30
($ in millions, except margins)	2022	2021	Change		2022	2021	Change
EBITDA	1,457	1,355	7.5%		4,274	4,014	6.5%
Add restructuring and other costs included in EBITDA	67	55	n/m		121	112	n/m
Add other equity losses related to real estate joint ventures	—	—	n/m		—	2	n/m
Adjusted EBITDA	1,524	1,410	8.1%		4,395	4,128	6.5%
EBITDA margin[1] (%)	36.3	37.0	(0.7)	pts.	37.5	37.4	0.1	pts.
Adjusted EBITDA margin[1] (%)	38.0	38.4	(0.4)	pts.	38.6	38.5	0.1	pts.

1	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

TTech EBITDA increased by $102 million or 7.5% in the third quarter of 2022 and $260 million or 6.5% in the first nine months of 2022. TTech Adjusted EBITDA increased by $114 million or 8.1% in the third quarter of 2022 and $267 million or 6.5% in the first nine months of 2022, reflecting an increase in direct contribution. This was partially offset by higher goods and services purchased and higher employee benefits expense, as described above.

EBIT – TTech segment

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2022	2021	Change	2022	2021	Change
EBITDA	1,457	1,355	7.5%	4,274	4,014	6.5%
Depreciation	(511)	(494)	3.4%	(1,523)	(1,474)	3.3%
Amortization of intangible assets	(258)	(231)	11.7%	(755)	(672)	12.4%
EBIT[1]	688	630	9.2%	1,996	1,868	6.9%

1	See Section 11.1 Non-GAAP and other specified financial measures.

TTech EBIT increased by $58 million in the third quarter of 2022 and $128 million in the first nine months of 2022. Depreciation and amortization increased in the third quarter of 2022 and first nine months of 2022 due to business acquisitions and growth in capital assets over the past 12 months, including our expanded fibre footprint and 5G network roll-out, in addition to accelerated depreciation from asset retirement activity and higher depreciation on right-of-use lease assets.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

5.5 Digitally-led customer experiences – TELUS International segment

DLCX trends

Over the past eight quarters, the COVID-19 pandemic has impacted our business and we are not able to estimate its ultimate duration or the extent of its impact. As our service delivery centres are located in multiple geographic regions, the varying degrees of severity and recovery efforts from the pandemic in the countries we operate has required us to evolve our business operations. As of the date of this report, many of our team members continue to work remotely, as they have since the onset of the pandemic, and in some cases we have thoughtfully and strategically returned team members to delivery locations. Over the past few quarters, we were able to largely mitigate the negative impact on our financial condition, financial performance and operating cash flows by taking steps to strategically grow our client base and contain costs. The pandemic prevents us and our clients from operating in the normal course of business in certain areas, and we are unable to quantify with precision the impact that the pandemic has had or will have on our revenue. We expect the pandemic to continue to affect our operations and we expect it to continue to do so for at least the first quarter of 2023 and possibly thereafter.

The trend over the past eight quarters of increases in DLCX revenue reflects both the growth in our organic customer base, as well as the scale-up of new service programs provided to existing external customers. The higher revenue also includes revenue from internal services provided to the TTech segment, and revenue growth from business acquisitions, including our acquisition of Lionbridge AI on December 31, 2020 (since rebranded as TELUS International AI Data Solutions or TIAI). Our third quarter 2022 revenue was negatively impacted by the lower average European euro: U.S. dollar exchange rate associated with the strengthening U.S. dollar against the European euro, which was partially offset by the positive impact of the strengthening U.S. dollar: Canadian dollar currency movements.

Goods and services purchased and Employee benefits expense have increased in correspondence with increases in our team member base as a result of business acquisitions and to service growing volumes from both our existing and new customers (including the expansion of our service offerings), increases in external labour to support the growth in our digital business, increases in our software licensing costs associated with our growing team member base, and increases in administrative expenses to support growth in the overall business and business acquisitions. Our third quarter 2022 Goods and services purchased and Employee benefits expense benefited, in part, from the strengthening U.S. dollar and the lower average exchange rates against a variety of currencies that we operate in, as well as labour and spend efficiencies enacted during the quarter.

Depreciation and amortization have increased due to growth in capital assets, which is supporting the expansion of our sites required to service customer demand and growth in intangible assets recognized in connection with our business acquisitions.

DLCX operating indicators

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2022	2021	Change	2022	2021	Change
Operating revenues by industry vertical
Tech and games	377	316	19.3%	1,099	901	22.0%
Communications and media	196	171	14.6%	555	497	11.7%
eCommerce and fintech	87	88	(1.1)%	283	233	21.5%
Banking, financial services and insurance	55	31	77.4%	163	86	89.5%
Travel and hospitality	25	20	25.0%	71	54	31.5%
Other	63	74	(14.9)%	188	226	(16.8)%
	803	700	14.7%	2,359	1,997	18.1%
Operating revenues by geographic region
Europe	276	292	(5.5)%	857	839	2.1%
North America	206	157	31.2%	584	454	28.6%
Asia-Pacific	194	152	27.6%	566	414	36.7%
Central America	127	99	28.3%	352	290	21.4%
	803	700	14.7%	2,359	1,997	18.1%

Revenue from our tech and games industry vertical increased by $61 million to $377 million in the third quarter of 2022 and $198 million to $1,099 million in the first nine months of 2022, due to expansion in our TIAI business, continued growth within our existing clients and the addition of new clients. Revenue generated from the banking, financial services and insurance vertical grew by $24 million to $55 million in the third quarter of 2022 and $77 million to $163 million in the first nine months of 2022, driven by the addition of a leading global financial institution. Revenue generated from the eCommerce and fintech industry vertical remained steady in the third quarter of 2022 and grew by $50 million to $283 million in the first nine months of 2022, which was primarily attributable to new clients and growth within our existing client base. Across all of our verticals, the reported revenue growth rates were negatively impacted by the unfavourable European euro: U.S. dollar currency movements compared to the same three-month and nine-month periods in the prior year, which were partially offset by the positive impact of the strengthening U.S. dollar: Canadian dollar movements.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

We serve our clients, who are primarily domiciled in North America, from multiple delivery locations across four geographic regions. In addition, our TIAI clients are largely supported by crowdsourced contractors that are globally dispersed and not limited to the physical locations of our delivery centres. The table above presents the revenue generated in each geographic region, based on the location of our delivery centre or where the services were provided from, for the periods presented.

Operating revenues and other income – DLCX segment

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2022	2021	Change	2022	2021	Change
Operating revenues (arising from contracts with customers)	667	587	13.6%	1,983	1,672	18.6%
Intersegment revenues	136	113	20.4%	376	325	15.7%
DLCX Operating revenues and other income	803	700	14.7%	2,359	1,997	18.1%

DLCX Operating revenues and other income increased by $103 million in the third quarter of 2022 and $362 million in the first nine months of 2022.

Our digital and customer experience solutions revenues increased by $80 million in the third quarter of 2022 and $311 million in the first nine months of 2022, primarily attributable to growth in our tech and games clients as noted earlier, arising from additional services provided to existing clients and new clients added since the prior year. The strengthening of the U.S. dollar against the European euro resulted in an unfavourable foreign currency impact on our European euro-denominated operating results and more than offset the favourable currency impact from the strengthening of the U.S. dollar against the Canadian dollar. Foreign exchange fluctuations on contracts denominated in U.S. dollar, European euro and other currencies will impact revenues.

Intersegment revenues represent services provided to the TTech segment, including those from the TELUS master services agreement. Such revenue is eliminated upon consolidation, together with the associated TTech expenses.

Operating expenses – DLCX segment

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2022	2021	Change	2022	2021	Change
Goods and services purchased[1]	150	143	4.9%	459	398	15.3%
Employee benefits expense[1]	464	416	11.5%	1,366	1,205	13.4%
DLCX operating expenses	614	559	9.8%	1,825	1,603	13.8%

1	Includes restructuring and other costs.

DLCX operating expenses increased by $55 million in the third quarter of 2022 and $222 million in the first nine months of 2022.

Goods and services purchased increased by $7 million in the third quarter of 2022 and $61 million in the first nine months of 2022 due in part to business growth, which includes higher crowdsourced contractor costs to support expansion in our TIAI business, and the strengthening of the U.S. dollar relative to the Canadian dollar, which were partially offset by the lower average exchange rates across a variety of currencies relative to the U.S. dollar. The third quarter of 2022 also benefited from spend efficiencies enacted during the quarter.

Employee benefits expense increased by $48 million in the third quarter of 2022 and $161 million in the first nine months of 2022 as a result of business growth, which has resulted in a higher team member count coupled with higher salaries and wages, and the strengthening of the U.S. dollar relative to the Canadian dollar. The increase was offset, in part, by the lower average exchange rates across a variety of currencies relative to the U.S. dollar, and by lower share-based compensation expense associated with the lower average share price of TELUS International during the quarter and first nine months of 2022, resulting in lower expense on liability-accounted awards.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

EBITDA – DLCX segment

	Third quarters ended September 30				Nine-month periods ended September 30
($ in millions, except margins)	2022	2021	Change		2022	2021	Change
EBITDA	189	141	35.1%		534	394	35.7%
Add restructuring and other costs included in EBITDA	11	8	n/m		25	30	n/m
Adjusted EBITDA[1]	200	149	35.5%		559	424	32.2%
EBITDA margin[2] (%)	23.6	20.0	3.6	pts.	22.6	19.7	2.9	pts.
Adjusted EBITDA margin[2] (%)	24.9	21.1	3.8	pts.	23.7	21.2	2.5	pts.

1	For certain metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry.
2	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

DLCX EBITDA increased by $48 million or 35.1% in the third quarter of 2022 and $140 million or 35.7% in the first nine months of 2022. DLCX Adjusted EBITDA increased by $51 million or 35.5% in the third quarter of 2022 and $135 million or 32.2% in the first nine months of 2022. Adjusted EBITDA margin increased by 3.8 percentage points in the third quarter of 2022 and 2.5 percentage points in the first nine months of 2022. The increase in Adjusted EBITDA margin in both the third quarter and first nine months of 2022 was due, in part, to the lower share-based compensation expense resulting from the lower average share price of TELUS International.

EBIT – DLCX segment

	Third quarters ended September 30			Nine-month periods ended September 30
($ in millions)	2022	2021	Change	2022	2021	Change
EBITDA	189	141	35.1%	534	394	35.7%
Depreciation	(39)	(36)	8.3%	(114)	(107)	6.5%
Amortization of intangible assets	(42)	(43)	(2.3)%	(131)	(133)	(1.5)%
EBIT[1]	108	62	74.2%	289	154	87.7%

1	See Section 11.1 Non-GAAP and other specified financial measures.

DLCX EBIT increased by $46 million in the third quarter of 2022 and $135 million in the first nine months of 2022, in conjunction with the increases in EBITDA.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

6.	Changes in financial position

Financial position at:	Sept. 30	Dec. 31
($ millions)	2022	2021	Change	Change includes:
Current assets
Cash and temporary investments, net	1,440	723	717	See Section 7 Liquidity and capital resources
Accounts receivable	3,145	2,671	474	Primarily driven by an increase in business acquisitions, unbilled customer finance receivables from our Bring-It-Back® device program, partly offset by a decrease in unbilled customer finance receivables from our TELUS Easy Payment® device financing program and seasonal decreases in customer receivables and sales volumes from our dealer and retail channels
Income and other taxes receivable	80	206	(126)	Instalments to date are less than the expense, as well as income tax refunds received
Inventories	499	448	51	Primarily driven by advanced purchase of fixed product inventory and an increase in rates and volume of used handsets
Contract assets	403	443	(40)	Refer to description in non-current contract assets
Prepaid expenses	780	528	252	An increase driven by the annual prepayment of statutory employee benefits, maintenance contracts and property tax, as well as the timing of wireless spectrum licence fees
Current derivative assets	155	13	142	An increase in the notional amount of U.S. currency hedging items.
Current liabilities
Short-term borrowings	104	114	(10)	See Section 7.7 Sale of trade receivables
Accounts payable and accrued liabilities	3,952	3,705	247	An increase associated with business acquisitions, business growth, as well as an increase in payroll and other employee-related liabilities. See Note 23 of the interim consolidated financial statements
Income and other taxes payable	137	104	33	Instalments to date are less than the expense
Dividends payable	480	449	31	Effects of increases in the dividend rate and the number of shares outstanding
Advance billings and customer deposits	872	854	18	An increase in advance billings reflecting business acquisitions during the period. See Note 24 of the interim consolidated financial statements
Provisions	114	96	18	An increase due from business acquisitions
Current maturities of long-term debt	4,212	2,927	1,285	An increase primarily driven by a draw on TELUS Corporation credit facilities, and timing of debt maturities; offset by decrease in commercial paper
Current derivative liabilities	13	24	(11)	A decrease in the notional amount of hedging items.
Working capital (Current assets subtracting Current liabilities)	(3,382)	(3,241)	(141)	TELUS normally has a negative working capital position. See Financing and capital structure management plans in Section 4.3 and Note 4(c) of the interim consolidated financial statements.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

Financial position at:	Sept. 30	Dec. 31
($ millions)	2022	2021	Change	Change includes:
Non-current assets
Property, plant and equipment, net	16,877	15,926	951	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3 Consolidated operations
Intangible assets, net	19,216	17,485	1,731	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3 Consolidated operations
Goodwill, net	9,038	7,270	1,768	An increase primarily due to the acquisition of Fully Managed Inc., Vivint Smart Home, LifeWorks Inc. and individually immaterial business acquisitions, offset by the effect of translating TI financial statements into Canadian currency. See Note 18 of the interim consolidated financial statements
Contract assets	235	266	(31)	A decrease driven by lower subsidized devices from the uptake of our TELUS Easy Payment device financing program, as well as lower mobile contract volumes
Other long-term assets	2,395	2,004	391	An increase in derivative assets primarily due to virtual power purchase agreements and U.S. dollar-denominated debt, an increase in portfolio and other investments, an increase in pension assets resulting from the gains arising from financial assumption re-measurements exceeding the combined effects of the pension asset ceiling and the pension plan returns less than the discount rate. These are partially offset by a decrease in unbilled customer finance receivables. See Notes 4 and 20 of the interim consolidated financial statements.
Non-current liabilities
Provisions	523	774	(251)	A decrease driven by the impact of discount rate changes related to asset retirement obligations
Long-term debt	20,927	17,925	3,002	See Section 7.4 Cash provided (used) by financing activities
Other long-term liabilities	586	907	(321)	A decrease in pension liabilities resulting from the gains arising from financial assumption re-measurements exceeding the combined effects of the pension asset ceiling and the pension plan returns less than the discount rate. See Note 15 of the interim consolidated financial statements
Deferred income taxes	4,523	4,045	478	An increase in temporary differences between the accounting and tax basis of assets and liabilities, as well as an increase from business acquisitions.
Owners’ equity
Common equity	16,780	15,116	1,664	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements
Non-controlling interests	1,040	943	97	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements.

7.	Liquidity and capital resources

This section contains forward-looking statements, including those with respect to our TELUS Corporation Common Share (Common Share) dividend payout ratio and net debt to EBITDA – excluding restructuring and other costs ratio. See Caution regarding forward-looking statements at the beginning of this MD&A.

7.1 Overview

Our capital structure financial policies and financing and capital structure management plans are described in Section 4.3.

Cash flows

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2022	2021	Change	2022	2021	Change
Cash provided by operating activities	1,300	1,309	(9)	3,685	3,492	193
Cash used by investing activities	(1,917)	(1,464)	(453)	(4,554)	(3,477)	(1,077)
Cash provided (used) by financing activities	1,675	(164)	1,839	1,586	1,001	585
Increase (decrease) in Cash and temporary investments, net	1,058	(319)	1,377	717	1,016	(299)
Cash and temporary investments, net, beginning of period	382	2,183	(1,801)	723	848	(125)
Cash and temporary investments, net, end of period	1,440	1,864	(424)	1,440	1,864	(424)

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

7.2 Cash provided by operating activities

Analysis of changes in cash provided by operating activities

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2022	2021	Change	2022	2021	Change
Operating revenues and other income (see Section 5.3)	4,671	4,251	420	13,354	12,386	968
Goods and services purchased (see Section 5.3)	(1,794)	(1,660)	(134)	(5,025)	(4,817)	(208)
Employee benefits expense (see Section 5.3)	(1,231)	(1,095)	(136)	(3,521)	(3,161)	(360)
Restructuring and other costs, net of disbursements	4	21	(17)	(13)	7	(20)
Net employee defined benefit plans expense	24	30	(6)	76	86	(10)
Employer contributions to employee defined benefit plans	(9)	(10)	1	(34)	(38)	4
Share-based compensation expense, net of payments	30	36	(6)	98	123	(25)
Unrealized change in forward element of virtual power purchase agreements (see Section 5.3)	(151)	—	(151)	(231)	—	(231)
Interest paid	(203)	(192)	(11)	(578)	(564)	(14)
Interest received	10	12	2	11	15	(4)
Income taxes paid, net of recoveries received	(91)	(62)	(29)	(329)	(415)	86
Other operating working capital changes	40	(22)	62	(123)	(130)	7
Cash provided by operating activities	1,300	1,309	(9)	3,685	3,492	193

Cash provided by operating activities decreased by $9 million in the third quarter of 2022 and increased by $193 million in the first nine months of 2022.

●	Restructuring and other costs, net of disbursements, represented a net change of $17 million in the third quarter of 2022 and $20 million in the first nine months of 2022. We incurred higher restructuring and other costs disbursements net of expense, related to improving our overall cost structure and operational effectiveness.

●	Income taxes paid, net of recoveries received increased by $29 million in the third quarter of 2022 as we received greater tax refunds in the comparative period. Income taxes paid, net of recoveries received decreased by $86 million in the first nine months of 2022, primarily related to: (i) final payments made in the first quarter of 2021 related to the prior year; (ii) greater foreign taxes paid in the first nine months of 2021; and (iii) payments made in the first quarter of 2021 with respect to business combinations.

●	For a discussion of Other operating working capital changes, see Section 6 Changes in financial position and Note 31(a) of the interim consolidated financial statements.

7.3 Cash used by investing activities

Analysis of changes in cash used by investing activities

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2022	2021	Change	2022	2021	Change
Cash payments for capital assets, excluding spectrum licences	(832)	(716)	(116)	(2,861)	(2,237)	(624)
Cash payments for spectrum licences	—	(389)	389	—	(661)	661
Cash payments for acquisitions, net	(1,022)	(311)	(711)	(1,502)	(461)	(1,041)
Advances to, and investment in, real estate joint ventures and associates	(1)	(12)	11	(3)	(29)	26
Real estate joint venture receipts	1	1	—	3	3	—
Proceeds on disposition	3	—	3	15	1	14
Investment in portfolio investments and other	(66)	(37)	(29)	(206)	(93)	(113)
Cash used by investing activities	(1,917)	(1,464)	(453)	(4,554)	(3,477)	(1,077)

Cash used by investing activities increased by $453 million in the third quarter of 2022 and $1,077 million in the first nine months of 2022.

●	The increase in Cash payments for capital assets, excluding spectrum licences in both the third quarter of 2022 and first nine months of 2022, was composed of:

●	A decrease in capital expenditures of $66 million in the third quarter of 2022 and an increase in capital expenditures of $223 million in the first nine months of 2022 (see Capital expenditure measures table and discussion below)

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

●	Higher capital expenditure payments of $182 million in the third quarter of 2022 and $401 million in the first nine months of 2022 with respect to payment timing differences.

●	Cash payments for spectrum licences in the third quarter of 2021 and first nine months of 2021 were primarily related to deposits for the 3500 MHz spectrum auction. Additionally, in the first quarter of 2021, we acquired 3500 MHz spectrum licences in the urban cores of Edmonton, Guelph/Kitchener, London, Ottawa and Winnipeg, as well as in East Kootenay and Whistler. In the second quarter of 2021, we acquired a 2500 MHz licence in the urban core of Calgary.

●	In the third quarter of 2022, we made cash payments for the acquisition of LifeWorks Inc. as noted in Section 1.3. In the first nine months of 2022, we also made cash payments for the acquisitions of Fully Managed Inc. and Vivint Smart Home, as well as other individually immaterial business acquisitions that are complementary to our existing lines of business. This is compared to the first nine months of 2021, where we made cash payments for Blacksmith Applications Holdings Inc., as well as other individually immaterial business acquisitions that were complementary to our existing lines of business.

●	Investment in portfolio and other investments increased by $29 million in the third quarter of 2022 and $113 million in the first nine months of 2022, primarily from an increase of capital inventory and investments in a greater number of portfolio investments in the first nine months of 2022.

Capital expenditure measures

	Third quarters ended September 30				Nine-month periods ended September 30
($ millions, except capital expenditure intensity)	2022	2021	Change		2022	2021	Change
Capital expenditures[1]
TELUS technology solutions (TTech) segment	892	962	(7.3)%		2,710	2,506	8.1%
Digitally-led customer experiences – TELUS International (DLCX) segment	33	29	13.8%		102	83	22.9%
Consolidated	925	991	(6.7)%		2,812	2,589	8.6%
TTech segment capital expenditure intensity[2] (%)	22	26	(4	) pts.	24	23	1	pt.
DLCX segment capital expenditure intensity[2] (%)	4	4	—	pts.	4	4	—	pts.
Consolidated capital expenditure intensity[2] (%)	20	23	(3	) pts.	21	21	—	pts.

1	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and therefore differ from Cash payments for capital assets, excluding spectrum licences, as reported in the condensed interim consolidated statements of cash flows. Refer to Note 31 of the interim consolidated financial statements for further information.
2	See Section 11.1 Non-GAAP and other specified financial measures.

Consolidated capital expenditures decreased by $66 million in the third quarter of 2022. This was driven by TTech, which experienced $70 million of the decrease in the third quarter of 2022, mainly due to a planned slowdown in fibre network investments due to approaching our current build target compared to the accelerated investments in the first half of the year. Consolidated capital expenditures increased by $223 million in the first nine months of 2022. TTech drove $204 million of this increase in the first nine months of 2022, primarily due to: accelerated investments in our 5G network; material purchases to support next-generation services and to enable our internet, TV and security subscriber growth; increased capital spend to scale our health product offerings and capabilities and support business integration, including our recent acquisition of LifeWorks on September 1, 2022; and enhanced product and digital development to continue our multi-year increase in system capacity and reliability as announced on March 25, 2021. This was partly offset by reduced spend resulting from a planned slowdown of fibre build due to approaching our current build target. By September 30, 2022, our 5G network covered 29.6 million Canadians, representing approximately 80% of the population.

On March 25, 2021, we announced that we intended to accelerate $1.5 billon of capital spending in 2021 and 2022, with up to $750 million of accelerated capital in 2021 and the remainder brought forward into 2022. Accelerated capital invested during the third quarter of 2022 and first nine months of 2022 was $226 million and $691 million, respectively. This spend has enabled: (i) the acceleration of premises to be connected to our fibre network; (ii) the acceleration of our copper-to-fibre migration program; (iii) the expansion of our fibre build to a number of additional communities, including many rural and Indigenous communities; (iv) the advancement of our 5G network build, which covered approximately 80% of the Canadian population at September 30, 2022; and (v) progress with the implementation of our digital strategy, and enhancement of products that will bolster both long-term revenue growth and operating expense efficiency.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

7.4 Cash provided (used) by financing activities

Analysis of changes in cash provided (used) by financing activities

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2022	2021	Change	2022	2021	Change
Common Shares issued	—	—	—	—	1,300	(1,300)
Dividends paid to holders of Common Shares	(297)	(271)	(26)	(880)	(773)	(107)
Issue (repayment) of short-term borrowings, net	(182)	2	(184)	(17)	2	(19)
Long-term debt issued	4,936	1,552	3,384	8,993	3,777	5,216
Redemptions and repayment of long-term debt	(2,759)	(1,447)	(1,312)	(6,388)	(4,073)	(2,315)
Shares of subsidiary issued and sold to (purchased from) non-controlling interests, net	—	—	—	(85)	827	(912)
Other	(23)	—	(23)	(37)	(59)	22
Cash provided (used) by financing activities	1,675	(164)	1,839	1,586	1,001	585

Cash provided by financing activities increased by $1,839 million in the third quarter of 2022 and $585 million in the first nine months of 2022.

Common Shares issued

Common Shares issued reflect 51 million Common Shares issued at a price of $25.35 per Common Share in the first quarter of 2021.

Dividends paid to holders of Common Shares

Our dividend reinvestment and share purchase (DRISP) plan trustee acquired shares from Treasury for the DRISP plan, rather than acquiring Common Shares in the stock market. Effective with the dividends paid on October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. Cash payments for dividends increased by $26 million in the third quarter of 2022 and $107 million in the first nine months of 2022, which reflected higher dividend rates under our dividend growth program (see Section 4.3) and an increase in the number of shares outstanding. This was partly offset by a higher discounted DRISP issuance. During the third quarter of 2022, our DRISP plan trustee acquired Common Shares for $170 million.

In October 2022, we paid dividends of $308 million to the holders of Common Shares and the trustee acquired dividend reinvestment Common Shares from Treasury for $172 million, totalling $480 million.

Issue (repayment) of short-term borrowings, net

In the second quarter of 2022, we drew-down amounts advanced to us from an arm’s-length securitization trust to finance working capital. This was further drawn-down earlier in the third quarter of 2022 before being repaid later in the third quarter of 2022.

Long-term debt issued and Redemptions and repayment of long-term debt

In the third quarter of 2022, long-term debt issued increased by $3,384 million, while redemptions and repayment of long-term debt increased by $1,312 million. These changes were primarily composed of:

●	A net decrease in commercial paper outstanding, including foreign exchange effects, of $621 million to a balance of $1.3 billion (US$0.9 billion) at September 30, 2022, from a balance of $1.9 billion (US$1.5 billion) at June 30, 2022. Our commercial paper program, when utilized, provides low-cost funds and is fully backstopped by the revolving credit facility (see Section 7.6 Credit facilities).

●	A decrease in net draws on the TELUS International (TI) credit facility, including foreign exchange effects, of $10 million. As September 30, 2022, net draws due to a syndicate of financial institutions (excluding TELUS Corporation) were US$718 million, whereas as at June 30, 2022, net draws were US$771 million. The TI credit facility is non-recourse to TELUS Corporation.

●	The September 13, 2022, three-tranche note issuance of: $1.1 billion of senior unsecured 5.25% Sustainability-Linked Notes, Series CAG, maturing on November 15, 2032; $550 million of senior unsecured 5.65% Notes, Series CAH, maturing on September 13, 2052; and $350 million of senior unsecured 5.00% Notes, Series CAI, maturing on September 13, 2029. The net proceeds from the three-tranche offering will be used for the repayment of outstanding indebtedness and for other general corporate purposes.

●	The draw-down of the unsecured non-revolving $1.9 billion bank credit facility, maturing July 9, 2024 with a syndicate of financial institutions, which was used for general corporate purposes; subsequent to September 30, 2022, the size of the facility, upon our request, was reduced to $1.6 billion. The amount has an effective average interest rate of 4.4% through October 31, 2022.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

For the first nine months of 2022, long-term debt issued increased by $5,216 million, while redemptions and repayment of long-term debt increased by $2,315 million. In addition to some activity from the third quarter of 2022, the change in balance for the first nine months of 2022 was primarily composed of:

●	A net decrease in commercial paper outstanding, including foreign exchange effects, of $599 million from a balance of $1.9 billion (US$1.5 billion) at December 31, 2021.

●	A decrease in net draws on the TI credit facility, including foreign exchange effects, of $88 million. As at December 31, 2021, net draws due to a syndicate of financial institutions (excluding TELUS Corporation) were US$854 million.

●	The February 28, 2022, issue of US$900 million of our senior unsecured 3.40% U.S. Dollar Sustainability-Linked Notes, due May 13, 2032. The net proceeds were used for the repayment of outstanding indebtedness, including the repayment of commercial paper, and for other general corporate purposes.

●	The repayment upon maturity of $249 million Series 5, 9.65% debentures of TELUS Communications Inc. (TCI) due April 2022.

The average term to maturity of our long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving component of the TI credit facility, lease liabilities and other long-term debt) was 12.1 years at September 30, 2022, a decrease from 12.5 years at December 31, 2021 and from 12.7 years at September 30, 2021. Additionally, the weighted average cost of our long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving component of the TI credit facility, lease liabilities and other long-term debt) was 3.95% at September 30, 2022, an increase from 3.72% at both December 31, 2021 and September 30, 2021, which helps reduce our exposure in an environment of rising interest rates.

Shares of subsidiary issued and sold to (purchased from) non-controlling interests, net

In the second quarter of 2022, we acquired shares of TELUS International from a non-controlling interest. In connection with the TI initial public offering in the first quarter of 2021, we received net cash proceeds of $827 million.

Other

In the third quarter of 2022, we incurred debt issuance costs in connection with the above mentioned September 13, 2022 three-tranche note issuance. Additionally, we incurred debt issuance costs in connection with the issuance of our senior unsecured 3.40% U.S. Dollar Sustainability-Linked Notes in the first quarter of 2022. This is compared to equity issuance costs in the first quarter of 2021 in connection with our issuance of 51 million Common Shares.

7.5 Liquidity and capital resource measures

Net debt was $23.7 billion at September 30, 2022, an increase of $4.7 billion compared to one year earlier, resulting mainly from: the draw-down of the unsecured non-revolving $1.9 billion bank credit facility; the third quarter 2022 three-tranche issuance of $2.0 billion notes as described in Section 7.4; lower Cash and temporary investments; and the first quarter 2022 issuance of US$900 million sustainability-linked notes as described in Section 7.4. These factors were partially offset by repayment upon maturity of Series 5, 9.65% debentures of TCI in the second quarter of 2022 and a decrease in commercial paper outstanding.

Fixed-rate debt as a proportion of total indebtedness, which excludes lease liabilities and other long-term debt, was 86% as at September 30, 2022, down from 89% one year earlier. The decrease was primarily due to draws on the unsecured non-revolving $1.9 billion bank credit facility maturing July 9, 2024, which is classified as floating-rate debt in this calculation, as well as the repayment upon maturity of Series 5, 9.65% debentures of TCI in the second quarter of 2022. This was partially offset by: (i) the third quarter 2022 three-tranche issuance of $2.0 billion notes as described in Section 7.4; (ii) the first quarter 2022 issuance of US$900 million sustainability-linked notes as described in Section 7.4; (iii) a decrease in net draws due to a syndicate of financial institutions (excluding TELUS Corporation) on the TI credit facility, which is non-recourse to TELUS Corporation; and (iv) a decrease in commercial paper outstanding, which is classified as floating-rate debt in this calculation.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

Net debt to EBITDA – excluding restructuring and other costs ratio was 3.44 times, as measured at September 30, 2022, up from 3.19 times one year earlier. Our long-term objective for this measure is within a range of 2.20 to 2.70 times, which we believe is consistent with maintaining investment grade credit ratings in the range of BBB+, or the equivalent, and providing reasonable access to capital. As at September 30, 2022, this ratio remains outside of the long-term objective range resulting from prior issuances of incremental debt, primarily due to the acquisition of spectrum licences as spectrum is our largest indefinite life asset, and business acquisitions, partially offset by growth in EBITDA – excluding restructuring and other costs. EBITDA growth was reduced by COVID-19 pandemic impacts. As at September 30, 2022, the acquisition of spectrum licences increased the ratio by approximately 0.46 and business acquisitions over the past 12 months increased the ratio by approximately 0.21, while business dispositions decreased the ratio by approximately 0.25. Our recent acquisitions of spectrum licences have increased our national spectrum holdings and represent an investment to extend our network capacity to support continuing data consumption growth, as well as growth in our mobile subscriber base. Given the cash demands of the 2019 600 MHz, the 2021 3500 MHz and upcoming spectrum auctions, as well as the inability to predict impacts of the COVID-19 pandemic, the assessment of the guideline and return to the objective range remains to be determined; however, it is our intent to return to a ratio below 2.70 times in the medium term (following the 2021, and upcoming 2023 and 2024, spectrum auctions), consistent with our long-term strategy. While this ratio exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our leverage ratio to exceed 4.25 to 1.00 at September 30, 2022 (see Section 7.6 Credit facilities).

Liquidity and capital resource measures

As at, or for the 12-month periods ended, September 30	2022	2021	Change
Components of debt and coverage ratios ($ millions)
Long-term debt	25,139	20,533	4,606
Net debt[1]	23,689	19,009	4,680
Net income	2,116	1,306	810
EBITDA – excluding restructuring and other costs[1]	6,880	5,957	923
Financing costs	502	794	(292)
Net interest cost[1]	752	780	(28)
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (excluding lease liabilities and other long-term debt) (%)	86	89	(3	) pts.
Average term to maturity of long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving component of the TI credit facility, lease liabilities and other long-term debt) (years)	12.1	12.7	(0.6)
Weighted average interest rate on long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving component of the TI credit facility, lease liabilities and other long-term debt) (%)	3.95	3.72	0.23	pts.
Net debt to EBITDA – excluding restructuring and other costs[1] (times)	3.44	3.19	0.25
Coverage ratios[1] (times)
Earnings coverage	4.4	3.3	1.1
EBITDA – excluding restructuring and other costs interest coverage	9.1	7.6	1.5
Other measures[1] (%)
Determined using most comparable IFRS-IASB measures
Ratio of Common Share dividends declared to cash provided by operating activities less capital expenditures (excluding spectrum licences)	215	126	89	pts.
Determined using management measures
Common Share dividend payout ratio – net of dividend reinvestment plan effects	120	110	10	pts.

1	See Section 11.1 Non-GAAP and other specified financial measures.

Earnings coverage ratio for the 12-month period ended September 30, 2022 was 4.4 times, up from 3.3 times one year earlier. An increase in income before borrowing costs and income taxes increased the ratio by 1.2, while an increase in borrowing costs decreased the ratio by 0.1.

EBITDA – excluding restructuring and other costs interest coverage ratio for the 12-month period ended September 30, 2022 was 9.1 times, up from 7.6 times one year earlier. Growth in EBITDA – excluding restructuring and other costs increased the ratio by 1.2 and a decrease in net interest costs increased the ratio by 0.3.

Common Share dividend payout ratios: Actual Common Share dividend payout decisions will continue to be subject to our Board’s assessment of our financial position and outlook, as well as our long-term Common Share dividend payout objective range of 60 to 75% of prospective free cash flow. So as to be consistent with the way we manage our business, our Common Share dividend payout ratio is presented as a historical measure calculated as the sum of the most recent four quarters’ dividends declared for Common Shares, as recorded in the financial statements, net of dividend reinvestment plan effects, divided by the sum of the most recent four quarters’ free cash flow amounts for interim reporting periods. For fiscal years, the denominator is annual free cash flow. The historical measure for the 12-month period ended September 30, 2022 is presented for illustrative purposes in evaluating our target guideline. As at September 30, 2022, the ratio was outside of the objective range, primarily due to: (i) our planned accelerated capital expenditures program to support our broadband capital investments, the build-out of our TELUS PureFibre infrastructure and the acceleration of our 5G network roll-out; and (ii) the reduction of EBITDA caused by the pandemic. Excluding the effects of our accelerated capital expenditures program of $957 million for the four most recent quarters, as at September 30, 2022, the ratio was 61%.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

TI intends to retain all available funds and any future earnings to support operations and to finance the growth and development of its business.

7.6 Credit facilities

At September 30, 2022, we had over $1.4 billion of liquidity available from the TELUS revolving credit facility and over $1.0 billion of liquidity available from the TI credit facility with a syndicate of financial institutions (excluding TELUS Corporation). In addition, we had $500 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables). We are well within our objective of generally maintaining at least $1 billion of available liquidity.

TELUS credit facilities

We have a $2.75 billion (or U.S. dollar equivalent) unsecured revolving credit facility with a syndicate of financial institutions, expiring April 6, 2026. The revolving credit facility is used for general corporate purposes, including the backstop of commercial paper, as required. As at September 30, 2022, we had an unsecured non-revolving $1.9 billion bank credit facility, maturing July 9, 2024, with a syndicate of financial institutions, which is to be used for general corporate purposes; subsequent to September 30, 2022, the size of the facility, upon our request, was reduced to $1.6 billion. As at September 30, 2022, we had $1.6 billion drawn on the non-revolving bank credit facility, with an effective average interest rate of 4.4% through October 31, 2022.

TELUS revolving credit facility at September 30, 2022

($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Revolving credit facility[1]	April 6, 2026	2,750	—	—	(1,301)	1,449

1	Canadian dollars or U.S. dollar equivalent.

Our credit facilities contain customary covenants, including a requirement that we not permit our consolidated leverage ratio to exceed 4.25 to 1.00 and that we not permit our consolidated coverage ratio to be less than 2.00 to 1.00 at the end of any financial quarter. As at September 30, 2022, our consolidated leverage ratio was 3.44 to 1.00 and our consolidated coverage ratio was 9.14 to 1.00. These ratios are expected to remain well within the covenants. There are certain minor differences in the calculation of the leverage ratio and coverage ratio under the revolving credit facility, as compared with the calculation of Net debt to EBITDA – excluding restructuring and other costs and EBITDA – excluding restructuring and other costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation, if any, of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving credit facility, enabling us to issue commercial paper up to a maximum aggregate amount at any one time of $2.1 billion equivalent (US$1.5 billion maximum) as at September 30, 2022. Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. The commercial paper program is to be used for general corporate purposes, including, but not limited to, capital expenditures and investments. Our ability to reasonably access the commercial paper market in the U.S. is dependent on our credit ratings (see Section 7.8 Credit ratings).

TELUS International credit facility

As at September 30, 2022, TELUS International (Cda) Inc. had a credit facility, secured by its assets, expiring on January 28, 2025, with a syndicate of financial institutions, joined in 2020 by TELUS Corporation. The TI credit facility is comprised of US$620 million (TELUS Corporation as an approximately 7.5% lender) and US$230 million (TELUS Corporation as a 12.5% lender) revolving components and amortizing US$600 million (TELUS Corporation as 12.5% lender) and US$250 million term loan components. The TI credit facility is non-recourse to TELUS Corporation. The outstanding revolving components and term loan components had a weighted average interest rate of 4.6% as at September 30, 2022.

The term loan components are subject to an amortization schedule which requires that 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity and December 22, 2022, for the US$250 million component, respectively.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

Concurrent with the agreement to acquire WillowTree, as set out in Note 18(d) in the interim consolidated financial statements, TELUS International secured a commitment from a financial institution to expand TELUS International’s credit facility to an aggregate amount of US$2.0 billion, consisting of a US$800 million revolving line of credit and US$1.2 billion in term loans payable in five years, subject to the closing of the WillowTree acquisition. We expect TELUS International to borrow under the expanded credit facility at the time of the closing to fund a portion of the cash purchase price of the WillowTree acquisition.

Other letter of credit facilities

At September 30, 2022, we had $122 million of letters of credit outstanding issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed revolving bank credit facility. Available liquidity under various uncommitted letters of credit facilities was $188 million at September 30, 2022.

Other long-term debt

Other liabilities bear interest at 3.2%, are secured by the AWS-4 spectrum licences associated with these other liabilities and a real estate holding, and are subject to amortization schedules, so that the principal is repaid over the periods to maturity, the last period ending March 31, 2035.

7.7 Sale of trade receivables

TCI, a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which it is currently able to sell an interest in certain trade receivables for an amount up to a maximum of $600 million. The agreement is in effect until December 31, 2024, and available liquidity was $500 million as at September 30, 2022. (See Note 22 of the interim consolidated financial statements.) Sales of trade receivables in securitization transactions are recognized as collateralized Short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TCI is required to maintain a credit rating of at least BB by DBRS Ltd. or the securitization trust may require the sale program to be wound down prior to the end of the term. The minimum credit rating was exceeded as of November 4, 2022.

7.8 Credit ratings

There were no changes to our investment grade credit ratings during the third quarter of 2022 or as of November 4, 2022. We believe adherence to most of our stated financial policies (see Section 4.3), coupled with our efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continue to provide reasonable access to capital markets.

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments, their accounting classification and the nature of certain risks that they may be subject were described in Section 7.9 in our 2021 annual MD&A.

Liquidity risk

As a component of our capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, we manage liquidity risk by: maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs; maintaining an agreement to sell trade receivables to an arm’s-length securitization trust; maintaining bilateral bank facilities and syndicated credit facilities; maintaining a commercial paper program; maintaining an in-effect shelf prospectus; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

As at September 30, 2022, TELUS Corporation could offer an unlimited amount of debt or equity securities pursuant to a Canadian shelf prospectus that is in effect until September 2024. TELUS International has a Canadian shelf prospectus under which an unlimited amount of debt or equity securities could be offered and that is in effect until May 2024.

As at September 30, 2022, we had over $1.4 billion of liquidity available from the TELUS revolving credit facility and over $1.0 billion of liquidity available from the TI credit facility with a syndicate of financial institutions (excluding TELUS Corporation) (see Section 7.6 Credit facilities), as well as $500 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables). Excluding the TI credit facility and including cash and temporary investments of $1,440 million, we had available liquidity of approximately $3.4 billion at September 30, 2022 (see Section 11.1 Non-GAAP and other specified financial measures). This adheres to our objective of generally maintaining at least $1 billion of available liquidity. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

Commitments and contingent liabilities

Purchase obligations

As at September 30, 2022, our contractual commitments related to the acquisition of Property, plant and equipment were $250 million through to December 31, 2025, as compared to $574 million over a period ending December 31, 2023 reported as at December 31, 2021. The decrease was primarily attributed to executing on our planned accelerated capital investments, including the accelerated broadband build across fibre and 5G.

Claims and lawsuits

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other mobile carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other mobile carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items disclosed in Note 29 of the interim consolidated financial statements.

Status of labour negotiations

In 2021, we commenced collective bargaining with the Telecommunications Workers Union, United Steelworkers Local 1944 (TWU), to renew a collective agreement that expired on December 31, 2021; the contract covers approximately 18% of our Canadian workforce as at September 30, 2022. The expired contract remains in effect while the parties are bargaining, until a new agreement is reached.

During the fourth quarter of 2022, the TWU applied to the Federal Minister of Labour, as provided for under the Canadian Labour Code, requesting the appointment of a federal conciliator to assist the parties in negotiations. The conciliation process can take a number of months and while underway, a strike or lockout is prohibited. Should a new collective agreement not be reached during conciliation, there is the risk of a labour disruption after the conciliation process concludes and a number of additional legal pre-conditions have been met. As a labour disruption could occur in multiple forms, the operational and financial impacts of a labour disruption on us is not practicably determinable currently.

7.10 Outstanding share information

Outstanding shares (millions)	September 30, 2022	October 31, 2022
Common Shares	1,420	1,427
Common Share options	3	3
Restricted share units – equity-settled	11	11

7.11 Transactions between related parties

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Team. Total compensation expense for key management personnel was $23 million and $78 million in the third quarter of 2022 and first nine months of 2022, respectively, compared to $30 million and $78 million in the comparable periods in 2021. See Note 30(a) of the interim consolidated financial statements for additional details.

Transactions with defined benefit pension plans

We provided management, administrative and actuarial services to our defined benefit pension plans. Charges for these services were on a cost recovery basis and were immaterial.

Transactions with real estate joint venture and associates

In the third quarter of 2022, we had transactions with the TELUS Sky real estate joint venture, which is a related party to us, as set out in Note 21 of the interim consolidated financial statements. The new-build tower was completed in 2020.

For the TELUS Sky real estate joint venture, commitments and contingent liabilities include construction financing ($342 million, with Canadian financial institutions as 66-2/3% lender and TELUS as 33-1/3% lender) under a credit agreement maturing August 31, 2023. We have entered into lease agreements with the TELUS Sky real estate joint venture.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

8.	Accounting matters

8.1 Critical accounting estimates and judgments

Our significant accounting policies are described in Note 1 of the Consolidated financial statements for the year ended December 31, 2021. The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts and classification of income and expense during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are generally discussed with the Audit Committee each quarter and are described in Section 8.1 in our 2021 annual MD&A, which is hereby incorporated by reference.

8.2 Accounting policy developments

Our accounting policy developments were discussed in Section 8.2 Accounting policy developments in our 2021 annual MD&A. See Note 2 of the interim consolidated financial statements for additional details.

9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings

This section contains forward-looking statements, which should be read together with the Caution regarding forward-looking statements at the beginning of this MD&A.

The assumptions for our 2022 outlook, as described in Section 9 in our 2021 annual MD&A, remain the same, except for the following:

●

Our revised estimates for 2022 economic growth in Canada, B.C., Alberta, Ontario and Quebec are 3.2%, 2.9%, 4.7%, 3.1% and 3.4%, respectively (compared to 4.3%, 4.2%, 4.4%, 4.5% and 3.7%, respectively, as reported in our 2021 annual MD&A).

●	Our revised estimates for 2022 annual unemployment rates in Canada, B.C., Alberta, Ontario and Quebec are 5.4%, 4.9%, 5.8%, 5.7% and 4.5%, respectively (compared to 6.1%, 5.2%, 7.1%, 6.1% and 5.3%, respectively, as reported in our 2021 annual MD&A).

●	Our revised estimates for 2022 annual rates of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec are 258,000 units, 39,000 units, 37,000 units, 87,000 units and 61,000 units, respectively (compared to 224,000 units, 39,000 units, 30,000 units, 83,000 units and 55,000 units, respectively, as reported in our 2021 annual MD&A).

●	Mobile products and services revenue growth resulting from improvements in subscriber loading, with continued competitive pressure on blended average revenue per subscriber per month (ARPU). Roaming revenue from business and consumer travel will return to pre-pandemic levels with the easing of travel advisories and border restrictions, including those in Canada and the U.S.

●	Employee defined benefit pension plans: current service costs of approximately $98 million recorded in Employee benefits expense and interest expense of approximately $8 million recorded in Financing costs; a rate of 4.95% for discounting the obligation and a rate of 3.10% for current service costs for employee defined benefit pension plan accounting purposes; and defined benefit pension plan funding of approximately $41 million.

●	Restructuring and other costs of approximately $200 million for continuing operational effectiveness initiatives, with margin enhancement initiatives to mitigate pressures related to intense competition, technological substitution, repricing of our services, increasing subscriber growth and retention costs, and integration costs associated with business acquisitions.

●	Net cash Interest paid of approximately $790 million to $810 million.

●	We expect continued fluctuations in the average Canadian dollar: U.S. dollar exchange rate ($1.25 in 2021).

●	We expect that bad debt expense will return to pre-pandemic levels driven by macroeconomic pressures in combination with the easing of government funding programs that support consumers’ ability to pay.

●	We expect that we will be able to operate our retail stores back to pre-pandemic levels, allowing us to serve our customers in person, in addition to the digital capabilities that have enabled us to continue serving our customers through the pandemic.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

●	Continued growth of health services revenue and EBITDA generated by strategic business acquisitions, including LifeWorks, expanding our breadth of health offerings. We anticipate being able to drive cross-selling opportunities and harvest synergies between our organizations. We continue to expect a slow recovery in our organic TELUS Health business due to: reduced health benefits management claims resulting from reduced activity and rate changes associated with a contract renewal; and higher operating costs associated with growth related to scaling our digital health offerings, inclusive of increased subscription-based licenses, all with a focus on effective deployment of value-added services and optimizing efficiency.

●	Our international operations will be impacted by the recoveries in other global economies based on vaccine availability, distribution and effectiveness on their respective populations and regional lockdown measures as well as currency fluctuations. Additionally, we anticipate a period of continuing macroeconomic uncertainty.

The extent to which the economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

9.1 Communications industry regulatory developments and proceedings

Our telecommunications, broadcasting and radiocommunication services are regulated under federal laws by various authorities, including the Canadian Radio-television and Telecommunications Commission (CRTC), Innovation, Science and Economic Development Canada (ISED), Canadian Heritage and the Competition Bureau.

The following is a summary of certain significant regulatory developments and proceedings relevant to our business and our industry. This summary is not intended to be a comprehensive legal analysis or description of all of the specific issues described. Although we have indicated those issues for which we do not currently expect the outcome of a development or proceeding to be material to us, there can be no assurance that the expected outcome will occur or that our current assessment of its likely impact on us will be accurate. See Section 10.3 in our 2021 annual MD&A.

Radiocommunication licences and spectrum-related matters

ISED regulates, among other matters, the allocation and use of radio spectrum in Canada and licenses radio apparatus, frequency bands and/or radio channels within various frequency bands to service providers and private users. The department also establishes the terms and conditions that may attach to such radio authorizations, including restrictions on licence transfers, coverage obligations, research and development obligations, annual reporting, and obligations concerning mandated roaming and antenna site sharing with competitors.

Decision on amendments to SRSP-520, Technical requirements for fixed and/or mobile systems, including flexible use broadband systems, in the band 3450-3650 MHz

On November 18, 2021, ISED issued its decision on amendments to the 3500 MHz technical requirements due to its concern that 5G equipment operating on 3500 MHz spectrum may have the potential to cause interference with altimeters on aircraft. The decision included limiting use in areas around major airports and restricting the transmission of energy above the horizon. ISED projected next steps, including a future consultation, should Canadian or global developments and studies merit further changes to the technical rules as they relate to the radio altimeter protection issue. There is a risk that this decision could have a material impact on TELUS depending on how long they remain in application.

mmWave spectrum auction to support 5G

On June 5, 2019, ISED released its Decision on Releasing Millimetre Wave Spectrum to Support 5G, repurposing several tranches of millimetre wave (mmWave) spectrum for mobile use. On June 6, 2022, ISED issued its Consultation on a Policy and Licensing Framework for Spectrum in the 26, 28 and 38 GHz bands, which is the first step to setting the auction framework rules, including competitive measures for these mmWave bands. There is a risk that the auction rules will favour certain carriers over us and impact our ability to acquire an adequate quantity of mmWave spectrum. ISED maintains its projection that the mmWave auction will commence in the first quarter of 2024.

3800 MHz spectrum auction to support 5G

The 3800 MHz spectrum band is seen as an extension to the 3500 MHz band. On May 21, 2021, ISED released its Decision on the Technical and Policy Framework for the 3650-4200 MHz Band and Changes to the Frequency Allocation of the 3500-3650 MHz Band, which will make 250 MHz of spectrum available for auction. The 3800 MHz spectrum will only be cleared and available by March 2025 in urban areas and March 2027 in many rural areas. Certain rural areas (in the territories and northern parts of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and Newfoundland and Labrador) are still deemed satellite-dependent areas and this spectrum is considered encumbered for mobile use in these areas. On June 30, 2022, ISED released its Decision on a Policy and Licensing Framework for Spectrum in the 3800 MHz Band, which defines the auction rules and conditions of licence for the 3800 MHz band. The auction framework includes a 100 MHz cap across the 3500 MHz and 3800 MHz bands. In 38 of the 172 licence areas, only 50 MHz of unencumbered spectrum is available and the remaining 200 MHz will be encumbered by coexistence with satellite earth stations. The limited amount of unencumbered spectrum in satellite-dependent areas may impact our ability to acquire an adequate quantity of 3800 MHz band spectrum. The deadline for receipt of applications and financial deposits for participation in the 3800 MHz spectrum auction is July 25, 2023. Auction bidding is scheduled to start October 24, 2023.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

Regulatory and federal government reviews

The CRTC and the federal government have initiated public proceedings to review various matters. A number of key proceedings are discussed below.

Proposed acquisition of Shaw by Rogers

In March 2021, Rogers Communications Inc. and Shaw Communications Inc. announced their agreement for Rogers Communications Inc. to acquire Shaw Communications Inc. In addition to approval by shareholders of Shaw Communications Inc., the acquisition requires approvals by the Competition Bureau, the CRTC and ISED. On March 24, 2022, the CRTC issued a decision approving, with conditions, the transfer to Rogers of effective control of the broadcasting undertakings licensed to Shaw. The Public Interest Advocacy Centre and the National Pensioners Federation petitioned Cabinet to overturn the CRTC approval, but Cabinet dismissed this petition on June 23, 2022. The Competition Bureau has brought an application to the Competition Tribunal to block the transaction. The hearing of this application is scheduled to commence in November 2022. Rogers and Shaw have also announced a transaction to divest Shaw’s Freedom Mobile assets to Quebecor if the Competition Bureau agrees to allow the transaction on this basis. ISED has not yet made any public determinations with respect to the proposed transaction. It is possible that the parties to the transaction will agree to merger remedies that could negatively affect us, or that ISED or other governmental authorities could make (or decline to make) other regulatory changes, or impose behavioural remedies, that could materially affect us directly or affect the industry as a whole. It is also possible that this acquisition could trigger further consolidation in the industry. Until the governmental authorities complete their reviews and make a determination on whether to allow the acquisition and, if so, under what conditions, it is too early to determine the impact of these reviews on us.

Review of mobile wireless services

On April 15, 2021, the CRTC released its decision in the Wireless Regulatory Framework Review. The CRTC determined that Bell, Rogers, TELUS and SaskTel must provide wholesale mobile virtual network operator (MVNO) access to facilities-based regional wireless providers in areas where those providers hold a mobile wireless spectrum licence. MVNO access is based on commercially negotiated rates and will be phased out after seven years. On October 25, 2022, the CRTC released Telecom Decision CRTC 2022-288, where it made determinations on the draft terms and conditions of the MVNO tariffs of Bell, Rogers and TELUS, and required the carriers to update their respective tariffs for Commission approval. Bell, Rogers and TELUS are required to have MVNO service operational within 30 days of final Commission tariff approval. Companies desiring MVNO access are entitled to commence negotiations as of the date of the decision and the CRTC expects that the first MVNO agreements are to be completed within 90 days of final tariff approval. We are working to implement the new MVNO and other requirements, including updating our domestic roaming tariff to include the provision of seamless roaming. The impact of this decision on us will be dependent on the commercial rates that are negotiated for MVNO access.

We have also been granted leave to appeal two determinations from this decision to the Federal Court of Appeal: (i) the requirement for the national mobile carriers, including us, to offer seamless roaming as an additional condition under which the existing mandated wholesale roaming service must be offered; and (ii) the ruling that sections 43 and 44 of the Telecommunications Act do not provide the CRTC with jurisdiction to adjudicate disputes involving mobile wireless transmission facilities. The appeal is scheduled to be heard in December 2022. If we are successful on appeal, we anticipate it will be easier for us to deploy our 5G infrastructure, in particular on municipal property.

Application to seek a review of domestic wholesale roaming rates

On May 19, 2022, Bragg Communications Inc., Cogeco Communications Inc., Videotron Ltd., Xplornet Communications Inc. and Xplore Mobile Inc. filed a joint application to the CRTC seeking a review of the tariffed rates currently charged by Rogers, Bell and TELUS for domestic wholesale roaming, claiming that the current rates are no longer just and reasonable. We have filed an answer to this application demonstrating why such a review is not warranted at this time. The impact of this application is dependent upon whether the CRTC decides to undertake a review of mandated roaming rates and to what extent there are any changes for current tariffed rates.

Wireline wholesale services follow-up

On July 22, 2015, the CRTC released Review of wholesale wireline services and associated policies, Telecom Regulatory Policy CRTC 2015-326 (TRP 2015-326). The major component of this decision was that the CRTC ordered the introduction of a disaggregated wholesale high-speed access (HSA) service for internet service provider (ISP) competitors. This includes access to fibre-to-the-premises (FTTP) facilities.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

On June 11, 2020, the CRTC released Call for comments – Appropriate network configuration for disaggregated wholesale high-speed access services, Telecom Notice of Consultation CRTC 2020-187, where it is examining the appropriate network and service configurations for the disaggregated wholesale HSA service regime for all wholesale HSA service providers across the country. This process, which took the place of the previous follow-up proceedings, is now closed. Until the CRTC issues its decision, it is too early to determine the impact of this proceeding on us.

Final rates for aggregated wholesale internet access services

On August 15, 2019, the CRTC released Telecom Order CRTC 2019-288, which finalized rates for the aggregated wholesale internet services of the ILEC and incumbent cable companies. The final rates were considerably lower than the interim rates, and the CRTC ordered the rates to apply retroactively to October 6, 2016. The financial impact of this decision was not material to us.

On September 13, 2019, Bell Canada and affiliated companies and a group of cable companies filed separate applications with the Federal Court of Appeal to seek leave to appeal Telecom Order CRTC 2019-288. Bell Canada and the cable companies also sought a stay of the order. On November 22, 2019, the Federal Court of Appeal allowed both leave applications and granted a stay pending the disposition of the appeal. On September 10, 2020, the Federal Court of Appeal dismissed the appeals on their merits, thereby upholding the CRTC’s decision. On February 25, 2021, the Supreme Court of Canada dismissed applications for leave to appeal the Federal Court of Appeal decision brought by Bell Canada and the group of cable companies.

Separately, on November 13, 2019, we filed a petition to the Governor in Council seeking to refer back to Telecom Order CRTC 2019-288 for redetermination of the rates and seeking to vary Telecom Order CRTC 2019-288 on the basis that the rates and retroactive component of the order will threaten future investment. Bell Canada and a group of cable companies filed similar petitions on the same day. On August 15, 2020, the Governor in Council issued an Order in Council dismissing the petitions. However, the Order in Council, as well as an accompanying statement from the Minister of Innovation, Science and Industry, recognized that the rates set out in Telecom Order CRTC 2019-288 would, in some instances, undermine investment in high-quality networks.

On May 27, 2021, following separate applications requesting the CRTC to review and vary Telecom Order 2019-288 filed by each of TELUS, Bell Canada and a group of cable carriers, the CRTC issued Telecom Decision CRTC 2021-181. In this decision, the CRTC largely reversed Telecom Order 2019-288, meaning that we do not have to implement the rates ordered in Telecom Order CRTC 2019-288 or issue significant retroactive refunds to wholesale customers. Given that Telecom Decision 2021-181 essentially maintains the rates that have been in place since 2016, the decision does not have a material effect on us.

On May 28, 2021, TekSavvy Solutions Inc. brought a petition to the Governor in Council to vary the decision. On July 15, 2021, the Competitive Network Operators of Canada brought a similar petition. On August 25, 2021, National Capital Freenet Inc. also filed a petition to the Governor in Council. On June 28, 2021, TekSavvy Solutions Inc. sought leave to appeal Telecom Decision CRTC 2021-181 to the Federal Court of Appeal. The Federal Court of Appeal granted leave to appeal on September 15, 2021. The Governor in Council dismissed the petitions on May 26, 2022.

Draft policy direction to CRTC

On May 26, 2022, the Governor in Council released a draft policy direction to the CRTC and commenced a consultation to solicit comments from the public. The draft direction would repeal the two existing policy directions, but retain certain elements, including requirements concerning competition, investment and affordability. The draft direction would require the CRTC to take certain steps, including to mandate the provision of aggregated wholesale high-speed internet access until there is sufficient competition to no longer require it, as well as to consider extending the seven-year time period during which users of the CRTC’s MVNO mandate are required to build their own facilities. We filed submissions and are awaiting a decision. We are unable to assess the materiality of the draft direction until we see its final form and know whether it will be implemented.

New draft cybersecurity legislation

On June 14, 2022, the federal government introduced Bill C-26, An Act respecting cyber security, amending the Telecommunications Act and making consequential amendments to other Acts. The legislation would amend the Telecommunications Act to, among other things, allow the Governor in Council to prohibit telecommunications service providers from using equipment from designated companies in their networks. In practice, this will allow the federal government to ban the use of Huawei and ZTE equipment in our network and impose penalties for non-compliance. The legislation would also create a new statute, the Critical Cyber Systems Protection Act (CCSPA). The CCSPA would require designated federally regulated corporations to maintain cybersecurity plans, impose reporting requirements and impose penalties for non-compliance. Bill C-26 received first reading on June 14, 2022. If we are ultimately subject to an order requiring us to remove a significant amount of equipment from our network, the effect could be material.

Government of Canada request to improve Canadian network resiliency

As a result of a recent Rogers network outage, on July 11, 2022, the Minister of Innovation, Science and Industry held a meeting with representatives of Bell, Eastlink, Rogers, SaskTel, Shaw, Videotron and TELUS to discuss improving the resiliency of networks across Canada. The Minister requested that these carriers enter into a formal agreement to ensure mutual assistance during any future outages, emergency roaming and communications protocols to ensure that the public and authorities are well informed during future network disruptions. A memorandum of understanding (MOU) on these issues was signed by various carriers, including TELUS, with an effective date of September 9, 2022. Among other things, the MOU requires that wireless service providers with overlapping network coverage areas sign reciprocal emergency roaming agreements within nine months of September 9, 2022. The CRTC is also holding an inquiry into the recent outage and we anticipate that ISED will also have additional follow-up activities to examine what further steps can be taken to improve network resiliency. We will fully participate in all follow-up initiatives as required. It is too early to determine if these initiatives will have a material impact until they are concluded.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

CRTC proceeding regarding potential barriers to the deployment of broadband-capable networks in underserved areas in Canada

On December 10, 2019, the CRTC issued Call for comments regarding potential barriers to the deployment of broadband-capable networks in underserved areas in Canada, Telecom Notice of Consultation CRTC 2019-406. In this proceeding, the CRTC sought comment on barriers that service providers and communities face in building new facilities, or interconnecting to or accessing existing facilities, and in extending networks into underserved areas in order to offer universal service objective-level services. The CRTC has specifically identified access to affordable transport services and efficient use of support structures as potential barriers. The record of the proceeding is now closed and we anticipate a decision this year. It is too early to determine the impact of the proceeding on us.

CRTC proceeding regarding access to poles owned by Canadian carriers

On October 30, 2020, the CRTC issued Call for comments regarding potential regulatory measures to make access to poles owned by Canadian carriers more efficient, Telecom Notice of Consultation CRTC 2020-366. The CRTC commenced the proceeding further to comments in the proceeding initiated by Telecom Notice of Consultation CRTC 2019-406 that untimely and costly access to poles owned by Canadian carriers has negative impacts on broadband deployment, particularly in areas with limited or no access to broadband-capable networks. In the most recent proceeding, the CRTC is considering, among other issues, authorization delays, make-ready costs, spare capacity reservations, joint use agreements and the potential for improved dispute resolution. The proceeding is now closed and we are awaiting a decision. Until we receive a decision, we are unable to determine the impact of the proceeding on us.

CRTC review of rate setting for wholesale telecommunications services

On April 24, 2020, the CRTC issued Call for comments – Review of the approach to rate setting for wholesale telecommunications services, Telecom Notice of Consultation CRTC 2020-131. In this proceeding, the CRTC is seeking comment on whether to change its methodology of setting wholesale rates and, if so, how. The CRTC has stated its intent to use the proceeding to establish a more transparent and efficient rate-setting process. It is too early to determine the impact of the proceeding on us.

CRTC review of deadlines for transition to next-generation 9-1-1 service

On June 14, 2021, the CRTC issued Telecom Decision CRTC 2021-199, Establishment of new deadlines for Canada’s transition to next-generation 9-1-1 (NG9-1-1), where the CRTC stipulated revised implementation for NG9-1-1 service in Canada. The CRTC directed NG9-1-1 network providers, including us, to establish their NG9-1-1 networks, complete all NG9-1-1 production onboarding activities, and be ready to provide NG9-1-1 voice service by transiting live NG9-1-1 traffic, wherever public safety answering points have been established in a particular region, by March 1, 2022. Consistent with this directive, we are now transiting live NG9-1-1 traffic over our NG9-1-1 network, but full implementation of NG9-1-1 in our NG9-1-1 territory is contingent on interconnections with 9-1-1 call centres and such implementation is dependent upon local government authorities. We continue our work to fully implement NG9-1-1.

Development of a network-level blocking framework to limit botnet traffic

On June 23, 2022, the CRTC released Development of a network-level blocking framework to limit botnet traffic and strengthen Canadians’ online safety, Compliance and Enforcement and Telecom Decision CRTC 2022-170. The Commission has asked its technical working group, the CRTC Interconnection Steering Committee, to examine the issue and produce a report within nine months about how ISPs can implement network blocking of malicious botnet traffic. Parties will have an opportunity to comment on the report prior to the Commission rendering any further determinations. The outcome is not expected to be material.

Credit card processing fee tariff application

In August 2022, we filed a tariff notice seeking approval from the CRTC to levy a process fee for payments made by credit card in respect of non-forborne services. The application pertains only to non-forborne services; CRTC approval is not required to charge credit card processing fees for payments for forborne services (such as wireless services). The impact of the CRTC’s ruling will not be material. However, some interveners in the review of our application have requested that the CRTC initiate a broader proceeding concerning processing fees for credit card transactions more generally. If such a proceeding occurs, it is possible the CRTC could prevent us from charging credit card processing fees for all telecommunications services, or otherwise constrain pricing flexibility for telecommunications services. The CRTC is continuing its consideration of the matter.

CRTC clarification of Wireless Code phrase "manufacturer's suggested retail price"

On October 28, 2022, the CRTC issued Telecom Decision CRTC 2022-294, The Wireless Code - Clarification of the term "manufacturer's suggested retail price.” Under the terms of the Wireless Code, when calculating an early cancellation fee, the retail price of a device is deemed to be the lesser of the manufacturer's suggested retail price (MSRP) or the price set for the device when it is purchased from the service provider without a contract. In this decision, the CRTC ruled, among other things, that where a device manufacturer does not publish a MSRP, the MSRP is deemed to be the non-sale retail price of the device published by the manufacturer on its Canadian website. This determination applies exclusively on a going forward basis and does not apply to pre-owned devices. We do not expect the impact of this decision to be material.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

Federal private sector privacy bill proposes to repeal and replace the Personal Information Protection and Electronic Documents Act

On June 16, 2022, Bill C-27 was introduced and received first reading in the House of Commons. The Digital Charter Implementation Act, 2022 proposes to enact the Consumer Privacy Protection Act (replacing the existing private sector privacy legislation and implementing new consumer privacy rights, enhanced enforcement powers and a private right of action), the Personal Information and Data Protection Tribunal Act (a new adjudicative body to provide independent oversight on enforcement activities by the regulator) and the Artificial Intelligence and Data Act (a new regulatory regime for the use of AI in the private sector, using a risk-based framework supported by extensive enforcement powers). The legislation proposes significant changes to federal privacy legislation in Canada, however, until the legislation is passed in its final form, we are unable to determine the materiality of the proposed changes.

Amendments to Quebec’s public and private sector privacy law

On September 22, 2021, the Quebec National Assembly passed An Act to modernize legislative provisions as regards the protection of personal information, which received assent the same day. Extensive new requirements governing the collection, use and disclosure of the personal information of individuals in Quebec will be phased in over three years. The Act also creates a new enforcement regime with significant criminal fines and administrative monetary penalties for certain infractions and a private right of action with minimum statutory punitive damages. The full impact of the Act is not yet known because some key provisions, such as those relating to AI, have to be further elaborated through government regulations and interpretive guidance from the regulator. The materiality of the change cannot be fully assessed at this time.

Ontario introduces bill to change handling of personal health information

On April 14, 2022, the Pandemic and Emergency Preparedness Act, 2022 received royal assent. The Act amends the Personal Health Information Protection Act to empower the government to make regulations specifying the following: acceptable electronic formats for access rights to personal health information (PHI); the circumstances persons or entities may collect, use and disclose PHI; the security requirements; the disclosure requirements; and additional categories of persons or entities, who can collect, use or disclose PHI. The materiality of the change cannot be fully assessed before the regulations are available.

Ontario requires greater transparency for electronic monitoring of employees

On April 11, 2022, the Working for Workers Act received Royal Assent in Ontario. The Act includes an amendment to the Employment Standards Act requiring employers with more than 25 employees in Ontario to have a policy on electronic monitoring of employees by October 11, 2022 and to distribute the policy to existing and new employees on a regular basis, starting November 10, 2022. The amendment does not create any new rights or limitations with respect to monitoring activities but may raise awareness of monitoring activities for purposes such as security, workplace safety and productivity.

Proposed subsidy increases for Northwestel

On November 2, 2020, the CRTC initiated the first phase of a review of its regulatory framework for Northwestel Inc. and the state of telecommunications services in Canada’s North in Telecom Notice of Consultation CRTC 2020-367. On January 20, 2021, a number of interveners proposed large subsidy increases to Northwestel and other companies providing service in the North. On June 8, 2022, the CRTC released Telecom Notice of Consultation CRTC 2022-147 initiating the second phase of this review, leaving open the potential for subsidy increases. A decision is unlikely before 2024. The impact of this proceeding is not expected to be material.

Broadcasting and content-related issues

Review of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act

On January 29, 2020, the Broadcasting and Telecommunications Legislative Review Panel released its final report entitled Canada’s Communications Future: Time to Act. The report contains 97 recommendations to update legislation governing broadcasting, telecommunications and radiocommunication for the Government of Canada to consider. Further to the report, on November 3, 2020, the government introduced Bill C-10 to amend the Broadcasting Act. On June 21, 2021, Senate debate of Bill C-10 was cut short upon the proroguing of Parliament and the calling of the federal election. On February 2, 2022, the government introduced Bill C-11, which is largely the same as its predecessor Bill C-10, that seeks to: bring streaming services that operate over the internet expressly within the scope of the Broadcasting Act; provide the CRTC with new and expanded regulatory powers to implement a modernized regulatory framework that addresses declining levels of support for Canadian content over the past several years; and provide a more sustainable source of support for Canadian content going forward. Bill C-11 is currently in second reading at the Senate, having passed third reading at the House of Commons on June 21, 2022. Until Bill C-11 is finalized, it is too early to determine if it will have a material impact on us.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

Review of the Copyright Act and consultations on copyright reform to address specific issues

The Copyright Act’s last statutorily mandated review was launched in 2017 and resulted in reports from the Standing Committee on Industry, Science and Technology and the Standing Committee on Canadian Heritage being presented to the House of Commons in the summer of 2019. The parliamentary review led to further government consultations (described below) launched in 2021 to explore specific issues raised during the review, such as how to modernize the copyright framework for online intermediary liability, AI and Internet of Things (IoT). The timeline for potential changes to the Copyright Act is uncertain, although government officials have signalled that comprehensive copyright reform legislation may be tabled sometime in 2022. In the meantime, the federal government's 2022 budget included proposed amendments to extend the term of copyright by 20 years, which was required to satisfy Canada's obligations under the Canada-United States-Mexico Agreement. The policy approach for copyright has traditionally been based on balancing the interests of creators and consumers, and as a result, the impact of this proceeding is not expected to be material.

On April 14, 2021, ISED announced the launch of a consultation to modernize the copyright framework for online intermediaries. The consultation builds on the work done in 2018 and 2019 as part of the parliamentary review of the Copyright Act. ISED sought comments on a broad range of issues, including the role of intermediaries in policing online copyright infringement, how to remunerate rights holders for the use of their content on online platforms, and what types of enforcement tools (such as website-blocking orders) should be available against intermediaries. We participated in this consultation and filed joint comments with other ISPs on May 31, 2021. Among other things, the comments advocated for a continuation of existing government policy that provides ISPs with unconditional safe harbour protection for the potentially infringing activities of their customers. It is too early to tell whether this consultation will have a material impact on us.

On July 19, 2021, the government announced a consultation to modernize the copyright framework applicable to AI and IoT. The government’s objectives were to support innovation and investment in AI and other digital and emerging technologies, support Canada’s cultural industries and preserve the incentive to create and invest provided by the economic rights set out in the Act, and support competition and marketplace needs regarding IoT devices and other software-enabled products. We participated in this consultation and filed joint comments with other ISPs on September 17, 2021. Among other things, the joint comments advocated that no changes should be made to the Copyright Act that would unduly burden or create potential liability risks for ISPs. Similar to the broader Copyright Act review, the impact of this proceeding is not expected to be material.

Consultation on the government’s proposed approach to address harmful content online

On July 29, 2021, the government launched a consultation on its proposed approach to address harmful content online. The government’s proposals largely target social media and content platforms, but a few proposals would also have impacted ISPs. Accordingly, we participated in this consultation and filed joint comments with other ISPs on September 25, 2021. Among other things, the joint comments advocated that the legal framework for addressing harmful online content should not create undue obligations or liability for telecommunications carriers, and that requirements to block access to content online or to provide subscriber information should continue to require judicial orders. In March 2022, the government established an expert advisory group on online safety, with a mandate to provide the Minister of Canadian Heritage with advice on how to design the legislative and regulatory framework to address harmful content online and how to best incorporate the feedback received during the national consultation held from July to September 2021. Following the publication of the group’s report, the government announced its intention to consult further with stakeholder groups before introducing revised proposals to address online safety. No timeline has been set for a bill to be tabled and it is unlikely any legislation will be proposed in 2022. The impact of this consultation is not expected to be material.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

10.	Risks and risk management

Reference is made as well to the summary of risks and uncertainties in the Caution regarding forward-looking statements at the beginning of this MD&A. The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities were described in our 2021 annual MD&A and have not materially changed since December 31, 2021, except for the following updates:

The conflict between Russia and Ukraine

In February 2022, Russia, aided by Belarus, commenced military operations in Ukraine, which are still continuing. In response to the conflict, a number of countries including the United States, Canada and other North Atlantic Treaty Organization (NATO) countries, have imposed significant sanctions against Russia, Belarus, and a number of individuals and enterprises in both countries. The prolonged conflict has resulted in increased political uncertainties and volatility in the global economy, which is affecting businesses around the world, including TI’s clients. The scope, intensity, duration and outcome of the conflict is uncertain. Given the nature of TI’s global business and operations, political, economic and other conditions in foreign countries and regions, including geopolitical risks, may adversely affect our results of operations. However, we do not currently expect that such uncertainty and volatility will have any material operational or financial impact on our telecommunications business as our international roaming arrangements in Russia and Belarus have been suspended in compliance with applicable sanctions. Our roaming arrangements in Russia, Belarus and Ukraine are not material to our telecommunications business. If the conflict and the sanctions intensify, this may adversely impact TI’s clients and their demand for TI’s services, which may have a material adverse impact on TI’s results of operations. Additionally, although TI does not operate in Russia, Belarus or Ukraine, TI has operations and team members in neighbouring countries and any escalation of the conflict could adversely impact its operations and team members in these countries, which could materially impact its ability to deliver services to its clients, and may have a material effect on TI’s results of operations. During the three-month and nine-month periods ended September 30, 2022, we have not experienced a material impact on our operating results due to the conflict.

There is also no certainty that the current conflict between Russia and Ukraine will not draw military or other intervention from additional countries, which could lead to a much larger conflict and/or additional sanctions, which could further negatively impact the global economy. In addition, we cannot predict the impact that an escalation of the conflict may have on TI’s clients and each of their financial conditions. Any material adverse effect on TI’s clients, including due to conflict, could adversely impact us. Further, the risk of cybersecurity incidents has increased in connection with the ongoing conflict. It is possible that these attacks could have collateral effects on critical communications infrastructure and financial institutions globally, which could adversely affect our operations and could increase the frequency and severity of cyber-based attacks against our information technology systems. The proliferation of malware from the conflict into systems unrelated to the conflict, or cyberattacks against companies based in countries that have instituted sanctions against Russia and Belarus, such as the United States, could also adversely affect our results of operations. To the extent the current conflict between Russia and Ukraine adversely affects our business, it may also have the effect of heightening many other risks disclosed in Section 10 Risks and risk management in our 2021 annual MD&A, any of which could materially and adversely affect our business and results of operations.

11.	Definitions and reconciliations

11.1	Non-GAAP and other specified financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. For certain financial metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted Net income and adjusted basic earnings per share (EPS): These are non-GAAP measures that do not have any standardized meaning prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, other equity losses related to real estate joint ventures, long-term debt prepayment premium and other adjustments (identified in the following tables). Adjusted basic EPS is calculated as adjusted net income divided by the basic weighted-average number of Common Shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered alternatives to Net income and basic EPS in measuring TELUS’ performance.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

Reconciliation of adjusted Net income

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2022	2021	2022	2021
Net income attributable to Common Shares	514	345	1,367	1,011
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs	73	58	137	127
Tax effect of restructuring and other costs	(18)	(14)	(34)	(30)
Income tax-related adjustments	13	(5)	7	(19)
Other equity losses related to real estate joint ventures	—	—	—	2
Virtual power purchase agreements unrealized change in forward element	(151)	—	(231)	—
Tax effect of virtual power purchase agreements unrealized change in forward element	40	—	61	—
Long-term debt prepayment premium	—	10	—	10
Tax effect of long-term debt prepayment premium	—	(2)	—	(2)
Adjusted Net income	471	392	1,307	1,099

Reconciliation of adjusted basic EPS

	Third quarters ended September 30		Nine-month periods ended September 30
($)	2022	2021	2022	2021
Basic EPS	0.37	0.25	0.99	0.76
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs, per share	0.05	0.04	0.10	0.09
Tax effect of restructuring and other costs, per share	(0.01)	(0.01)	(0.02)	(0.02)
Income tax-related adjustments, per share	0.01	—	0.01	(0.01)
Virtual power purchase agreements unrealized change in forward element, per share	(0.11)	—	(0.17)	—
Tax effect of virtual power purchase agreements unrealized change in forward element, per share	0.03	—	0.04	—
Long-term debt prepayment premium, after income taxes, per share	—	0.01	—	0.01
Adjusted basic EPS	0.34	0.29	0.95	0.83

Available liquidity: This is a non-GAAP measure that does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers. Available liquidity is calculated as the sum of Cash and temporary investments, net, amounts available from the revolving credit facility and amounts available under our trade receivables securitization program measured at the end of the period. We believe this to be a useful measure because it allows us to monitor compliance with our financial objectives. It should not be considered as an alternative to Cash and temporary investments, net in measuring TELUS’ performance.

Available liquidity reconciliation

As at September 30 ($ millions)	2022	2021
Cash and temporary investments, net	1,440	1,864
Net amounts available from the TELUS Corporation revolving credit facility	1,449	1,222
Amounts available under trade receivables securitization program	500	500
Available liquidity[1]	3,389	3,586

1	Excludes available liquidity from the unsecured non-revolving $1.9 billion bank credit facility; subsequent to September 30, 2022, the size of the facility, upon our request, was reduced to $1.6 billion.

Capital expenditure intensity: This measure is calculated as capital expenditures (excluding spectrum licences) divided by Operating revenues and other income. It provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

Calculation of Capital expenditure intensity

Third quarters ended September 30	TTech		DLCX		Eliminations		Total
($ millions, except ratio)	2022	2021	2022	2021	2022	2021	2022	2021
Numerator – Capital expenditures	892	962	33	29	—	—	925	991
Denominator – Operating revenues and other income	4,009	3,669	803	700	(141)	(118)	4,671	4,251
Capital expenditure intensity (%)	22	26	4	4	n/m	n/m	20	23

Calculation of Capital expenditure intensity

Nine-month periods ended September 30	TTech		DLCX		Eliminations		Total
($ millions, except ratio)	2022	2021	2022	2021	2022	2021	2022	2021
Numerator – Capital expenditures	2,710	2,506	102	83	—	—	2,812	2,589
Denominator – Operating revenues and other income	11,384	10,729	2,359	1,997	(389)	(340)	13,354	12,386
Capital expenditure intensity (%)	24	23	4	4	n/m	n/m	21	21

TELUS Corporation Common Share (Common Share) dividend payout ratio: This is a historical measure calculated as the sum of the most recent four quarterly dividends declared, as recorded in the financial statements, net of dividend reinvestment plan effects, divided by the sum of free cash flow amounts for the most recent four quarters for interim reporting periods. For fiscal years, the denominator is annual free cash flow. Our objective range for the annual TELUS Corporation Common Share dividend payout ratio is on a prospective basis, rather than on a trailing basis. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

Calculation of ratio of Common Share dividends declared to cash provided by operating activities less capital expenditures (excluding spectrum licences)

Determined using most comparable IFRS-IASB measures

For the 12-month periods ended September 30 ($ millions, except ratio)	2022	2021
Numerator – Sum of the last four quarterly dividends declared	1,846	1,665
Cash provided by operating activities	4,581	4,525
Less:
Capital expenditures (excluding spectrum licences)	(3,721)	(3,202)
Denominator – Cash provided by operating activities less capital expenditures (excluding spectrum licences)	860	1,323
Ratio (%)	215	126

Calculation of Common Share dividend payout ratio, net of dividend reinvestment plan effects

Determined using management measures

For the 12-month periods ended September 30 ($ millions, except ratio)	2022	2021
Sum of the last four quarterly dividends declared	1,846	1,665
Sum of the last four quarterly amount of dividends declared reinvested in Common Shares	(658)	(620)
Numerator – Sum of the last four quarterly dividends declared, net of dividend reinvestment plan effects	1,188	1,045
Denominator – Free cash flow[1]	994	952
Ratio (%)	120	110

1	Reflects the impacts of our accelerated capital program announced on March 25, 2021.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

For the 12-month periods ended September 30 ($ millions, except ratio)	2022	2021
Net income attributable to Common Shares	2,011	1,271
Income taxes (attributable to Common Shares)	667	439
Borrowing costs (attributable to Common Shares)[1]	778	746
Numerator	3,456	2,456
Denominator – Borrowing costs	778	746
Ratio (times)	4.4	3.3

1	Interest on Long-term debt plus Interest on short-term borrowings and other plus long-term debt prepayment premium, adding capitalized interest and deducting borrowing costs attributable to non-controlling interests.

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered as an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We calculate EBITDA – excluding restructuring and other costs, as it is a component of the EBITDA – excluding restructuring and other costs interest coverage ratio and the Net debt to EBITDA – excluding restructuring and other costs ratio.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBIT (earnings before interest and income taxes) is calculated for our operating segments because we believe it is a meaningful indicator of our operating performance as it represents our earnings from operations before costs of capital structure and income taxes.

EBITDA and Adjusted EBITDA reconciliations

	TTech		DLCX		Total
Third quarters ended September 30 ($ millions)	2022	2021	2022	2021	2022	2021
Net income					551	358
Financing costs					34	194
Income taxes					211	140
EBIT	688	630	108	62	796	692
Depreciation	511	494	39	36	550	530
Amortization of intangible assets	258	231	42	43	300	274
EBITDA	1,457	1,355	189	141	1,646	1,496
Add restructuring and other costs included in EBITDA	67	55	11	8	78	63
EBITDA – excluding restructuring and other costs and Adjusted EBITDA	1,524	1,410	200	149	1,724	1,559

EBITDA and Adjusted EBITDA reconciliations

	TTech		DLCX		Total
Nine-month periods ended September 30 ($ millions)	2022	2021	2022	2021	2022	2021
Net income					1,453	1,035
Financing costs					310	604
Income taxes					522	383
EBIT	1,996	1,868	289	154	2,285	2,022
Depreciation	1,523	1,474	114	107	1,637	1,581
Amortization of intangible assets	755	672	131	133	886	805
EBITDA	4,274	4,014	534	394	4,808	4,408
Add restructuring and other costs included in EBITDA	121	112	25	30	146	142
EBITDA – excluding restructuring and other costs	4,395	4,126	559	424	4,954	4,550
Other equity losses related to real estate joint ventures	—	2	—	—	—	2
Adjusted EBITDA	4,395	4,128	559	424	4,954	4,552

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

We calculate EBITDA margin and Adjusted EBITDA margin to evaluate the performance of our operating segments and we believe these measures are also used by investors as indicators of a company’s operating performance. We calculate EBITDA margin as EBITDA divided by Operating revenues and other income. Adjusted EBITDA margin is a non-GAAP ratio that does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers. We calculate Adjusted EBITDA margin as Adjusted EBITDA divided by adjusted Operating revenues and other income.

Calculation of EBITDA margin

Third quarters ended September 30	TTech		DLCX		Eliminations		Total
($ millions, except margin)	2022	2021	2022	2021	2022	2021	2022	2021
Numerator – EBITDA	1,457	1,355	189	141	—	—	1,646	1,496
Denominator – Operating revenues and other income	4,009	3,669	803	700	(141)	(118)	4,671	4,251
EBITDA margin (%)	36.3	37.0	23.6	20.0	n/m	n/m	35.2	35.2

Calculation of EBITDA margin

Nine-month periods ended September 30	TTech		DLCX		Eliminations		Total
($ millions, except margin)	2022	2021	2022	2021	2022	2021	2022	2021
Numerator – EBITDA	4,274	4,014	534	394	—	—	4,808	4,408
Denominator – Operating revenues and other income	11,384	10,729	2,359	1,997	(389)	(340)	13,354	12,386
EBITDA margin (%)	37.5	37.4	22.6	19.7	n/m	n/m	36.0	35.6

Calculation of Adjusted EBITDA margin

Third quarters ended September 30	TTech		DLCX		Eliminations		Total
($ millions, except margin)	2022	2021	2022	2021	2022	2021	2022	2021
Numerator – Adjusted EBITDA	1,524	1,410	200	149	—	—	1,724	1,559
Adjusted Operating revenues and other income:
Denominator – Operating revenues and other income	4,009	3,669	803	700	(141)	(118)	4,671	4,251
Adjusted EBITDA margin (%)	38.0	38.4	24.9	21.1	n/m	n/m	36.9	36.6

Calculation of Adjusted EBITDA margin

Nine-month periods ended September 30	TTech		DLCX		Eliminations		Total
($ millions, except margin)	2022	2021	2022	2021	2022	2021	2022	2021
Numerator – Adjusted EBITDA	4,395	4,128	559	424	—	—	4,954	4,552
Adjusted Operating revenues and other income:
Operating revenues and other income	11,384	10,729	2,359	1,997	(389)	(340)	13,354	12,386
Other equity losses related to real estate joint ventures	—	2	—	—	—	—	—	2
Denominator – Adjusted Operating revenues and other income	11,384	10,731	2,359	1,997	(389)	(340)	13,354	12,388
Adjusted EBITDA margin (%)	38.6	38.5	23.7	21.2	n/m	n/m	37.1	36.7

EBITDA – excluding restructuring and other costs interest coverage: This measure is defined as EBITDA –excluding restructuring and other costs, divided by Net interest cost, calculated on a 12-month trailing basis. It is similar to the coverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

Calculation of EBITDA – excluding restructuring and other costs interest coverage

For the 12-month periods ended September 30 ($ millions, except ratio)	2022	2021
Numerator – EBITDA – excluding restructuring and other costs	6,880	5,957
Denominator – Net interest cost	752	780
Ratio (times)	9.1	7.6

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered as an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting standards that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2022	2021	2022	2021
EBITDA	1,646	1,496	4,808	4,408
Restructuring and other costs, net of disbursements	4	21	(13)	7
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment device financing	(37)	(13)	90	72
Effects of lease principal (IFRS 16 impact)	(118)	(124)	(366)	(371)
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net	30	36	98	123
Net employee defined benefit plans expense	24	30	76	86
Employer contributions to employee defined benefit plans	(9)	(10)	(34)	(38)
Interest paid	(203)	(192)	(578)	(564)
Interest received	10	12	11	15
Capital expenditures (excluding spectrum licences)[1]	(925)	(991)	(2,812)	(2,589)
Free cash flow before income taxes	422	265	1,280	1,149
Income taxes paid, net of refunds	(91)	(62)	(329)	(415)
Free cash flow	331	203	951	734

1	Refer to Note 31 of the interim consolidated financial statements for further information.

The following reconciles our definition of free cash flow with Cash provided by operating activities.

Free cash flow reconciliation with Cash provided by operating activities

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2022	2021	2022	2021
Free cash flow	331	203	951	734
Add (deduct):
Capital expenditures (excluding spectrum licences)[1]	925	991	2,812	2,589
Effects of lease principal and leases accounted for as finance leases prior to adoption of IFRS 16	118	124	366	371
Individually immaterial items included in Net income neither providing nor using cash	(74)	(9)	(444)	(202)
Cash provided by operating activities	1,300	1,309	3,685	3,492

1	Refer to Note 31 of the interim consolidated financial statements for further information.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA – excluding restructuring and other costs ratio.

Net debt to EBITDA – excluding restructuring and other costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA – excluding restructuring and other costs. (See discussion in Section 7.5 Liquidity and capital resource measures.) This measure is similar to the leverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Calculation of Net debt to EBITDA – excluding restructuring and other costs

For the 12-month periods ended September 30 ($ millions, except ratio)	2022	2021
Numerator – Net debt	23,689	19,009
Denominator – EBITDA – excluding restructuring and other costs	6,880	5,957
Ratio (times)	3.44	3.19

Net interest cost: This measure is the denominator in the calculation of EBITDA – excluding restructuring and other costs interest coverage. Net interest cost is defined as financing costs, excluding capitalized long-term debt interest, employee defined benefit plans net interest, virtual power purchase agreements unrealized change in forward element, and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost.

Calculation of Net interest cost

For the 12-month periods ended September 30 ($ millions)	2022	2021
Financing costs	502	794
Deduct: Employee defined benefit plans net interest	(13)	(23)
Add: Interest on long-term debt, excluding lease liabilities – capitalized	32	9
Add: Virtual power purchase agreements unrealized change in forward element	231	—
Net interest cost	752	780

11.2 Operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a mobile and fixed telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Churn is calculated as the number of subscribers deactivated during a given period divided by the average number of subscribers on the network during the period, and is expressed as a rate per month. Mobile phone churn refers to the aggregate average of both prepaid and postpaid mobile phone churn. A TELUS, Koodo or Public Mobile brand prepaid mobile phone subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Connected device subscriber means a TELUS subscriber on an active service plan with a recurring revenue-generating portable unit (e.g. tablets, internet keys, Internet of Things, wearables and connected cars) that is connected to the TELUS network and is intended for limited or no cellular voice capability.

Mobile phone subscriber means a TELUS subscriber on an active service plan with a recurring revenue-generating portable unit (e.g. feature phones and smartphones) that is connected to the TELUS network and provides voice, text and/or data connectivity.

Internet subscriber means a TELUS subscriber on an active internet plan with a recurring revenue-generating fixed unit that is connected to the TELUS network and provides internet connectivity.

Residential voice subscriber means a TELUS subscriber on an active phone plan with a recurring revenue-generating fixed unit that is connected to the TELUS network and provides voice service.

Security subscriber means a TELUS subscriber on an active security plan with a recurring revenue-generating fixed unit that is connected to the TELUS security and automation platform.

TV subscriber means a TELUS subscriber on an active TV plan with a recurring revenue-generating fixed unit subscription for video services from a TELUS TV platform (e.g. Optik TV and Pik TV).

TELUS Corporation – Management’s discussion and analysis – 2022 Q3

Healthcare lives covered means the number of users (primary members and their dependents) enrolled in various health programs supported by TELUS Health services (e.g. virtual care, health benefits management, preventative care, personal health security and employee and family assistance programs). It is probable that some members and their dependents will be a user of multiple TELUS Health services.

Virtual care member means primary enrolment to receive services on an active TELUS Health virtual care plan.

Digital health transactions mean the total number of health claims, dental claims, consultations or other paid transactions facilitated by TELUS Health services.

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